                              AutoNation(TM) LOGO

Dear AutoNation Stockholder:

     AutoNation, Inc. is continuing to take actions to create greater value for its stockholders. As part of these actions, AutoNation announced a plan to establish its automotive rental business as an independent public company under the name ANC Rental Corporation through a spin-off of all the outstanding shares of ANC Rental common stock to AutoNation stockholders. In the spin-off, you will receive one share of ANC Rental common stock for every [six to eight] shares of AutoNation common stock that you hold at the close of business on
               . The shares of AutoNation common stock which you own on that date will continue to represent your ownership interest in AutoNation.

     We urge you to read carefully the enclosed Information Statement that explains the proposed spin-off in detail and provides important information regarding ANC Rental. Please note that a stockholder vote is not required in connection with this matter, and holders of AutoNation's common stock are not required to take any action to participate in the spin-off. Therefore, we are not asking you for a proxy.

                                          Very truly yours,

                                          H. Wayne Huizenga
                                          Chairman
                                          AutoNation, Inc.

                         [ANC RENTAL CORPORATION LOGO]

Dear ANC Rental Corporation Stockholder:

     We welcome you as a "founding" stockholder of ANC Rental Corporation which
will be publicly traded for the first time on or about January   , 2000. You
will become an owner of one share of our common stock for every [six to eight] shares of AutoNation, Inc. common stock that you own at the close of business on
            . We have applied to list our common stock on the New York Stock Exchange, and we expect that our common stock will trade on the NYSE under the ticker symbol "ANR."

     ANC Rental owns and operates the Alamo Rent-A-Car, National Car Rental, and CarTemps USA vehicle rental companies. Alamo primarily serves the leisure traveler. National primarily serves the frequent business traveler. Together, Alamo and National are among the nation's largest on-airport or near-airport providers of rental vehicles. Alamo and National also provide vehicle rental services in 69 countries worldwide. CarTemps USA serves the replacement rental market principally from locations in suburban areas. Combined, our operations generated approximately $3.5 billion in revenue in 1998.

     This is a very exciting time, and we are enthusiastic about what the future holds for our new, independent public company. Congratulations on becoming one of the "founding" stockholders of ANC Rental Corporation.

                                          Very truly yours,

                                                                         ANNEX A

        PRELIMINARY AND SUBJECT TO COMPLETION, DATED             , 1999

INFORMATION STATEMENT

                         [ANC RENTAL CORPORATION LOGO]

(ALAMO)                      (NATIONAL CAR RENTAL)                   (CAR TEMPS)

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

     ANC Rental Corporation is currently a wholly owned subsidiary of AutoNation, Inc. AutoNation plans to spin-off ANC Rental by distributing 100% of ANC Rental's common stock to the stockholders of AutoNation as a tax-free dividend. As a holder of AutoNation common stock, you will receive one share of ANC Rental common stock for every [six to eight] shares of AutoNation that you
hold at the close of business on                , the record date for the
spin-off. We are sending you this Information Statement to describe the spin-off
of our company. We expect the spin-off to occur on or about January   , 2000.
Immediately after the spin-off is completed, AutoNation will not own any shares of our common stock, and we will be an independent public company.

     A STOCKHOLDER VOTE IS NOT REQUIRED FOR THE SPIN-OFF TO OCCUR. AUTONATION IS NOT ASKING YOU FOR A PROXY, AND REQUESTS THAT YOU DO NOT SEND A PROXY. Furthermore, to receive the shares of our common stock to which you are entitled, you do not need to pay any cash or other consideration to AutoNation or to us and you do not need to surrender any shares of AutoNation's common stock which you own.

     There has been no trading market for our common stock. However, we expect that a limited market, commonly known as a "when issued" trading market, for our common stock will develop on or shortly before the record date for the spin-off, and we expect regular way trading of our common stock will begin the first trading day after the spin-off. We have applied to list our common stock on the New York Stock Exchange under the ticker symbol "ANR."

     AS YOU REVIEW THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 6.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Information Statement is           ;
    AutoNation first mailed this document to its stockholders on           .

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Summary Historical and Pro Forma Financial Data.............    5
Risk Factors................................................    6
The Spin-off................................................   12
Capitalization..............................................   20
Selected Financial Data.....................................   21
Unaudited Consolidated Pro Forma Financial Statements.......   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   27
Business....................................................   38
Management..................................................   48
Security Ownership of Certain Beneficial Owners and
  Management................................................   52
Certain Relationships and Related Transactions..............   52
Description of Capital Stock................................   53
Incorporation By Reference..................................   54
Where You Can Find More Information.........................   54
Index to Consolidated Financial Statements..................  F-1

                                    SUMMARY

     This summary highlights selected information from this document, but does not contain all the details concerning the spin-off or ANC Rental, including information that may be important to you. To better understand the spin-off and ANC Rental, you should carefully review this entire document.

     Unless the context otherwise requires, in this document:

     - The terms "ANC Rental," "we," "us" and "our" refer to the automotive rental business of AutoNation for periods before the spin-off. This includes business activities conducted under the brand names of Alamo, National and CarTemps USA. For periods after the spin-off, these terms refer to ANC Rental Corporation and its subsidiaries.

     - The term "AutoNation" refers to AutoNation, Inc. and its subsidiaries. Before the spin-off, this term includes both AutoNation's automotive retail and rental businesses. For periods after the spin-off, this term refers only to AutoNation's automotive retail business.

ANC RENTAL CORPORATION

     ANC Rental is currently a wholly owned subsidiary of AutoNation and operates AutoNation's automotive rental business. Our rental operations maintain a strong presence in all three markets of the automotive rental industry: leisure travel, business travel, and vehicle replacement. In 1998, AutoNation operated an average worldwide fleet of 331,000 cars, one of the largest in the rental car industry. Alamo and National serve the daily rental needs of both business and leisure travelers from a network of on-airport and near-airport locations in all 50 states of the United States, as well as in Canada, Europe, the Caribbean, Latin America, Asia, the Pacific, Australia, Africa and the Middle East. CarTemps USA serves the domestic vehicle replacement market and operates in over 400 locations throughout the United States.

     In August 1999, AutoNation announced its intention to separate its automotive rental business from its automotive retail business. This separation will be accomplished through a spin-off in which AutoNation will distribute its entire interest in ANC Rental to AutoNation's stockholders on or about January
     , 2000. Before the spin-off, ANC Rental and AutoNation will enter into agreements providing for the separation of the businesses and governing various ongoing relationships between the companies.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q: WHY IS AUTONATION SEPARATING ITS BUSINESSES?

A: AutoNation's board of directors has determined that the separation of its automotive rental business from its automotive retail business is in the best interests of its stockholders. AutoNation's board of directors believes that the automotive rental and automotive retail businesses have distinct financial and operating characteristics and that separating the businesses will:

     - enable each company's management team to focus more exclusively on improving each company's operations, thereby maximizing stockholder value over the long term for each of AutoNation and ANC Rental;

     - separate management and ownership structures for the companies and provide each company's management with direct incentives and accountability to their respective public investors; and

     - allow AutoNation to raise capital through an increase in its borrowing capacity to pursue its strategic business plan.

Q: WHY IS THE SEPARATION OF THE TWO COMPANIES STRUCTURED AS A SPIN-OFF?

A: AutoNation's board of directors believes that a tax-free distribution of shares in the rental company offers AutoNation and its stockholders the greatest long-term value and is the most tax efficient way to separate the companies. AutoNation has received a letter ruling from the Internal Revenue Service to the effect that the spin-off will be tax-free to AutoNation and its stockholders for federal income tax purposes.

Q: WHAT WILL THE SPIN-OFF ACCOMPLISH?

A: The spin-off will separate AutoNation's automotive rental business from its other businesses and thereby transform AutoNation into two independent companies, each focused on their core business:

     - ANC Rental -- a leading automotive rental business operating under the Alamo, National and CarTemps USA brand names; and

     - AutoNation -- the largest automotive retailer in the United States with over 400 dealerships.

Q: WHAT DO STOCKHOLDERS NEED TO DO TO PARTICIPATE IN THE SPIN-OFF?

A: Nothing. To effect the spin-off, AutoNation will declare and distribute to each of its stockholders a dividend of one share of ANC Rental common stock for every [six to eight] shares of AutoNation common stock held as of the
   close of business on                . Because the spin-off of ANC Rental's
   common stock is being made to all AutoNation stockholders, no proxy or vote is necessary. AutoNation expects the spin-off to occur on or about January
     , 2000. The spin-off will not change the number of shares of AutoNation common stock that AutoNation stockholders own. Immediately after the spin-off, AutoNation stockholders will continue to own all of AutoNation's current businesses, but they will own these businesses through their ownership of stock in each of AutoNation and ANC Rental.

Q: ARE THERE RISKS TO OWNING ANC RENTAL COMMON STOCK?

A: Yes. ANC Rental's business is subject both to general and specific business risks relating to its operations. In addition, ANC Rental's separation from AutoNation presents risks relating to it being an independent public company for the first time as well as risks relating to the nature of the spin-off transaction itself. These risks are described in the "Risk Factors" section beginning on page 6. We encourage you to read that section carefully.

Q: WILL AUTONATION RETAIN ANY OWNERSHIP INTEREST IN ANC RENTAL AFTER THE
SPIN-OFF?

A: No. AutoNation will not own any shares of ANC Rental common stock after the spin-off and ANC Rental will not own any shares of AutoNation common stock after the spin-off.

Q: WHERE CAN AUTONATION STOCKHOLDERS GET MORE INFORMATION?

A: You may direct questions to 110 S.E. Sixth Street, Fort Lauderdale, Florida
   33301, Attention: Investor Relations, telephone number: (954) 769-7339, or
   you may contact                , the agent for the spin-off, at [address],
   telephone number: [phone].

TERMS OF THE SPIN-OFF

     The spin-off will separate AutoNation's automotive rental business from its automotive retail business, and create two independent public companies -- ANC Rental and AutoNation. The following is a brief summary of the terms of the spin-off.

Distributing Company.......  AutoNation, Inc. After the spin-off, AutoNation will not own any shares of our common stock.

Spun-off Company...........  ANC Rental Corporation. After the spin-off, ANC
                             Rental will be an independent public company.

Securities to Be
Distributed................                 shares of ANC Rental common stock
                             (based on                shares of AutoNation
                             common stock outstanding as of           , 1999).

Distribution Ratio.........  One share of ANC Rental common stock for every [six to eight] shares of AutoNation common stock held as of the close of business on the record date.

Record Date................  Close of business on                .

Spin-off Date..............  On or about January   , 2000.

Tax Treatment..............  Tax-free to AutoNation and its stockholders, except that the cash received in lieu of fractional shares may be taxable.

Distribution Agent.........  [To be determined]

Distribution and Other
  Agreements...............  Before the spin-off, AutoNation and ANC Rental will enter into a distribution agreement which will set forth the terms and conditions of the spin-off. AutoNation and ANC Rental will also enter into a transitional services agreement and a tax sharing agreement to facilitate the separation of the automotive rental business from the automotive retail business as well as the operation of AutoNation and ANC Rental as independent public companies. ANC Rental and AutoNation will enter into agreements with each other that provide for some on-going arm's-length business relationships. In addition, ANC Rental may receive credit support from AutoNation for a transitional period following the separation of the companies.

Listing and Trading of ANC
  Rental common stock......  We have applied to list ANC Rental common stock on the New York Stock Exchange under the symbol "ANR." We expect that "when-issued" trading for ANC Rental common stock will develop on or about the record date for the spin-off and continue through the spin-off date. "When issued" trades will be completed only if our stock is issued. We expect that regular way NYSE trading in ANC Rental common stock will begin on the first trading day after the spin-off.

Trading of AutoNation
common stock...............  We expect that beginning on or about the record date for the spin-off and continuing until the spin-off date, the NYSE will permit AutoNation common stock to be traded in two ways: (1) "when issued" (identified by the "wi" letters next to the listing) and (2) "regular way." AutoNation common stock traded "when issued" will entitle the buyer to receive only the underlying shares of AutoNation common stock, but not those shares of our common stock that will be distributed in the spin-off. AutoNation common stock traded "regular way" will entitle the buyer to receive the shares of our common stock that will be distributed in the spin-off as well as the underlying shares of AutoNation common stock. Beginning on the first NYSE trading day after the spin-off date, AutoNation common stock will only trade "regular way," entitling the buyer to receive only AutoNation common stock.

Dividend Policy............  Following the spin-off date, we intend to retain all earnings for the foreseeable future for use in the operation of our business. Consequently, we do not anticipate paying any cash dividends on our common stock for the foreseeable future.

Conditions to the
Spin-off...................  The spin-off will occur only if, among other things:

                             (1) AutoNation's and ANC Rental's lenders and other
                                 third parties provide necessary approvals; and

                             (2) there has not been a change of facts which
                                 would negate the effectiveness of the IRS letter ruling as to the tax-free nature of the spin-off.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

     We provide below a summary historical and pro forma financial data of our company for the periods indicated. The pro forma income statement and balance sheet data give effect to the transactions and events described in "Unaudited Consolidated Pro Forma Financial Statements." You should read the summary consolidated historical and pro forma financial data in conjunction with our Consolidated Financial Statements and notes thereto included elsewhere in this Information Statement, "Unaudited Consolidated Pro Forma Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See Notes 3, 5 and 10 of Notes to Consolidated Financial Statements for a discussion of business combinations, other debt and restructuring and other charges and their effect on comparability of year-to-year data. The summary historical and pro forma financial data is not necessarily indicative of the results of operations or financial position which would have resulted had the spin-off occurred during the periods presented.

                               SIX MONTHS ENDED JUNE 30,                YEAR ENDED DECEMBER 31,
                            -------------------------------   --------------------------------------------
                            PRO FORMA                          PRO FORMA
                              1999        1999       1998        1998         1998       1997       1996
                            ---------   --------   --------   -----------   --------   --------   --------
                                      (UNAUDITED)             (UNAUDITED)
                            -------------------------------
INCOME STATEMENT DATA:
Revenue...................  $1,683.8    $1,683.8   $1,640.5    $3,453.6     $3,453.6   $3,055.1   $2,699.4
Income (loss) before
  extraordinary charges...       (.1)        6.1       35.0        90.2        108.8       53.7      (49.9)
Net income (loss).........       (.1)        6.1       35.0        90.2        108.8       51.2      (80.4)
Pro forma basic and
  diluted net income per
  share(a)................
Pro forma weighted average
  shares outstanding......

                                              PRO FORMA                        DECEMBER 31,
                                              JUNE 30,    JUNE 30,   ---------------------------------
                                                1999        1999       1998       1997        1996
                                              ---------   --------   --------   --------   -----------
                                                  (UNAUDITED)                              (UNAUDITED)
BALANCE SHEET DATA:
Total assets................................  $7,262.9    $7,080.4   $6,252.6   $5,870.3    $4,669.4
Revenue earning vehicle debt................   5,277.2     5,277.2    4,377.9    4,172.1     3,380.4
Other debt..................................     120.3       120.3      132.0       90.8        71.4
Shareholders' equity........................     814.7       779.8      738.7      526.2       330.9

---------------

(a) We have not presented historical net income per share because it would not be meaningful to you. Before the spin-off, we had only 100 shares of common stock outstanding, all of which AutoNation owned. Unaudited pro forma basic and diluted net income per share of common stock is calculated based on net income divided by the number of shares of our common stock to be outstanding after the spin-off.

                                  RISK FACTORS

     In addition to the other information included in this Information Statement, you should be aware of the following risk factors in connection with the spin-off and ownership of our shares.

     We also caution you that this Information Statement contains forward-looking statements. The words "believes," "should be," "anticipates," "plans," "expects," "intends" and "estimates," and similar expressions identify these forward-looking statements. These forward-looking statements are contained principally under the headings "Summary," "Risk Factors," "The Spin-Off," "Unaudited Consolidated Pro Forma Financial Statements," "Management's Discussion and Analysis and Results of Operations," "Business," and "Management." Although we believe that our expectations reflected in these forward-looking statements are based on reasonable assumptions, our expectations may not prove to be correct. Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed by these forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in our forward-looking statements include the following risk factors:

RISKS RELATING TO OUR BUSINESS

  We Will Have Substantial Debt and an Increased Cost of Capital.

     Our vehicle fleet is primarily acquired through the issuance of vehicle secured debt, and we rely heavily on the ability to obtain debt financing to operate our business. AutoNation has provided guaranties in support of our debt financing, as well as capital funding to enable us to operate without our own working capital facility. Following the spin-off from AutoNation, some of this credit support may remain in place until we make a transition to financing our business without credit support from AutoNation. As a result, we will incur additional interest expense as a result of refinancing or restructuring our debt in connection with the separation from AutoNation. We cannot assure you that we will be able to refinance or restructure our debt on favorable terms or that we will be able to access the capital markets by issuing equity securities for cash.

     As part of AutoNation, we also have benefited from the investment grade terms and conditions which have applied to our debt. As an independent company without credit support from AutoNation, we expect that our future borrowings and credit facilities are likely to contain financial covenants and operating restrictions that have not applied to us as part of AutoNation and that could impact our ability to conduct our business. In addition, a failure to comply with a covenant or restriction in our debt facilities could trigger an event of default, which may result in acceleration of our debt, higher rates of interest, the inability to borrow additional sums and other material adverse effects on our financial condition and results of operations.

     A portion of our outstanding indebtedness is at floating interest rates. At times, we use interest rate derivatives to manage the risk of interest rate fluctuations. However, a substantial increase in interest rates would adversely affect our cost of indebtedness and results of operations.

  Competition in the Automotive Rental Industry May Impact Our Prices or Market Share.

     We operate in a highly competitive industry, particularly with respect to price and service. Most of the major domestic automotive rental companies were formerly owned and/or operated by domestic vehicle manufacturers. At present, no domestic rental companies are wholly-owned by vehicle manufacturers, and almost all domestic rental companies have publicly owned securities. These recent changes in the ownership of our major competitors in the domestic automotive rental industry are further intensifying competition, as the companies are now being operated with a view toward maximizing market share, revenue, net income and stockholder value, as opposed to providing the manufacturers with a means to absorb excess production capacity. We believe that price is one of the primary competitive factors in the automotive rental industry, particularly in the leisure market. From time to time, our competitors, some of which have access to substantial capital, may attempt to compete aggressively by lowering rental prices. To the extent that we match competitors' price reductions to retain market share, it may adversely affect our financial condition and results of operations. Conversely, if we opt not to match competitors' price reductions, we may lose market share and corporate accounts, which could also adversely affect our financial condition and results of operations.

  We Have Experienced Difficulty with Our New Computer Operating System.

     In November 1998, National converted to a new computer system called Global Odyssey. Global Odyssey includes new hardware and proprietary software to operate our reservation call centers, rental location terminals and fleet management and administration systems. Technical issues associated with Global Odyssey adversely impacted customer volume at National during the six months ended June 30, 1999. We believe these technical issues have been substantially resolved. However, volume at National has not returned to previous levels. If volume at National does not return to its previous levels or if these technical issues associated with Global Odyssey recur at National, it could have a material adverse effect on our financial condition and results of operations.

  Changes in Manufacturers' Repurchase Programs May Affect Our Business.

     At June 30, 1999, we operated a combined fleet of approximately 357,000 owned and leased vehicles, of which approximately 75% were covered by vehicle manufacturers' repurchase programs. Under these programs, we agree to purchase a minimum number of vehicles directly from franchised dealers of the manufacturer at a specified price. The manufacturer, in turn, agrees to buy those vehicles back from us at a future date at a price that is based upon the capitalized cost of the vehicles less an agreed upon depreciation factor and, in certain cases, an adjustment for damage and/or excess mileage. Repurchase programs limit our risk of a decline in the residual value of our fleet and enable us to fix our depreciation expense in advance. Vehicle depreciation is the largest cost component of our operations. We could be adversely affected if manufacturers reduce the availability of repurchase programs or related incentives, or reduce the number of vehicles available to vehicle rental companies through repurchase programs.

     We currently obtain a substantial portion of our financing in reliance on repurchase programs. A significant adverse change in the financial condition of the vehicle manufacturers, particularly General Motors Corporation, would significantly affect our continued ability to obtain needed financing on favorable terms.

  Some Of Our Rental Fleet Is Subject To Residual Value Risk Upon Disposition.

     As of June 30, 1999, we were subject to residual value risk on approximately 18% of our rental fleet which was not covered by manufacturers' repurchase programs. Residual value risk is the risk that a vehicle's market value at the time it is sold will be less than its depreciated value. The residual value of non-program vehicles depends on factors including the general level of pricing in the automotive industry for both new and used vehicles. Prices for used vehicles generally decrease if the automotive manufacturers increase the retail sales incentives they offer on new vehicles. Because it is difficult to predict future vehicle resale values, we may not be able to manage effectively the residual value risk on our non-program vehicles. If the residual value of our rental fleet decreased it could adversely effect our financial condition and results of operation.

  Cost of Vehicle Rental Fleet May Increase.

     In recent years, the average price of new cars has increased. The effect on us of these price increases has been softened by periodic manufacturers' sales incentive programs that tend to lower the average cost of vehicles for fleet purchasers such as our company. We anticipate that new vehicle prices will continue to increase, but we cannot assure you that the manufacturers' sales incentive programs will remain available to keep our costs down, nor can we assure you that we will be able to control our rental fleet costs or selection, or to pass on any increases in vehicle cost to our rental customers.

  Dependence on General Motors as Our Principal Vehicle Rental Fleet Supplier.

     General Motors, through its franchised dealers, is our principal supplier of rental fleet vehicles. The number of vehicles we purchase varies from year to year. In model year 1999, we purchased approximately 78% of our domestic vehicle rental fleet from General Motors. In model year 2000, we expect to purchase approximately 77% of our domestic vehicle rental fleet from General Motors. Alamo and National each have an agreement with General Motors through the model year 2000 which requires that at least 51% of each company's domestic fleet consist of General Motors vehicles. Shifting significant portions of our fleet purchases to other manufacturers would require lead time. As a result, General Motors's inability to supply us with the planned number and type of vehicles could have a material adverse effect on our financial condition and results of operations. In addition, if General Motors is not able to offer competitive terms and conditions and we are not able to purchase sufficient quantities of vehicles from other automobile manufacturers on competitive terms and conditions, then we may be forced to purchase vehicles at higher prices or on otherwise less favorable terms. Such a situation could adversely affect us through increased vehicle acquisition and depreciation costs. If we are unable to pass these costs on to our customers through rental rate increases then it could have a material adverse effect on our financial condition and results of operations.

  Changes in Governmental Regulations Could Impact our Financial Results.

     In connection with the rental of vehicles, we sell optional products, including loss damage waivers and supplemental liability insurance. The sale of these optional products is, and may in the future be further, restricted by governmental regulation. If the price we are allowed to charge for these products is limited, or if our sale of these products is otherwise restricted, it could have a material adverse effect on our financial condition and results of operations.

  Our Business is Seasonal.

     Our business, and particularly the leisure travel market, is highly seasonal. Our third quarter, which includes the peak summer travel months, has historically been the strongest quarter of the year. During the peak season, we increase our rental fleet and workforce to accommodate increased rental activity. As a result, any occurrence that disrupts travel patterns during the summer period could have a material adverse effect on our financial condition and results of operations. The first and fourth quarters for our operations are generally the weakest because there is limited leisure travel and a greater potential for adverse weather conditions. In these periods, many of our operating expenses, including rent, general insurance and administrative personnel, remain fixed. As a result we cannot assure you that we will have the liquidity to conduct our operations effectively at all times during a year.

  A Decrease In Air Travel Could Impact Our Business.

     In 1998, we generated approximately 90% of our domestic operations' revenue at airport rental locations. We also expect to generate a significant portion of our 1999 domestic operations revenue at airport rental locations. A sustained material decrease in airline passenger traffic in the United States could have a material adverse effect on our results of operations. Events that could reduce airline passenger traffic include a general economic downturn, labor unrest, airline bankruptcies and consolidations, substantially higher air fares, adverse weather conditions, the outbreak of war, high-profile crimes against tourists and incidents of terrorism.

  Fluctuations in Fuel Costs or Reduced Fuel Supplies Could Harm Our Business.

     Our operations could be adversely affected by limitations on fuel supplies caused by, among other things, the imposition of mandatory allocations or rationing of fuel or increases in fuel price.

  The Costs of Accidents Involving Our Vehicles Could Exceed Our Liability Insurance.

     Our business exposes us to claims for personal injury, death and property damage resulting from the use of the vehicles rented by us. We have insurance programs in place to protect us against liability arising from these types of claims; however, we may still be exposed to uninsured liability resulting from multiple payouts or otherwise. Also, liabilities arising from existing or future claims may exceed the amount of our insurance, and we cannot assure you that we will have sufficient capital available to pay any uninsured claims or that insurance coverage will continue to be available to us on economically reasonable terms.

  Problems May Arise as a Result of Consolidation of Our Brands.

     Our competitors have, on occasion, made objections to airport authorities that Alamo and National should not both be allowed to bid for or maintain airport concession agreements in the same airport because Alamo and National are commonly owned and share a number of administrative functions. To date, no airport has accepted this position. Should an airport accept this position in the future, it could prevent either Alamo or National from doing business at that airport. Also, some of National's licensees have, on occasion, objected to the consolidation of administrative functions of Alamo and National and some of National's licensees have also raised questions about CarTemps operating in their territories. If we are forced to change the way we operate our three brands, it could have a material adverse effect on our financial condition and results of operations.

  We May Have Clean-up Costs Relating to Petroleum Storage.

     Our domestic and international service facilities contain tanks for the storage of petroleum products such as gasoline, diesel fuel, motor oil and waste oil. At many of these locations, one or more of these tanks are located underground. We cannot assure you that these tank systems will at all times remain free from releases or that the use of these tanks will not result in surface spills. In addition, historical operations at some of our properties, including activities relating to automobile and bus maintenance, may have resulted in releases or surface spills into soil or groundwater. Any such release or surface spill, depending on factors such as the material involved, quantity and environmental setting, could result in expenditures and interruptions to our operations that could have a material adverse effect on our financial condition and results of operations.

  The Year 2000 Issue May Adversely Affect Our Computer Systems and Operations.

     The Year 2000 issue arises primarily from computer programs, commercial systems and embedded chips that will be unable to properly interpret dates beyond 1999. This could result in system failures or miscalculations. We utilize software and related technologies throughout our business that will be affected by the date change in the year 2000. We are addressing the issue of computer programs, embedded chips and third-party suppliers that Y2K may impact. We have developed a dedicated Y2K Project Office to coordinate compliance efforts and ensure that the project status is monitored and reported throughout the organization. If we do not complete our compliance efforts in a timely manner, we may experience a delay or disruption in the delivery of products, including the supply of new vehicles and/or original equipment manufacturer replacement parts or a failure in one or more travel reservation systems. Either of these conditions could have a material adverse impact on our financial condition and results of operations including loss of revenue, increased operating costs, loss of customers or suppliers, or other significant disruptions to our business.

     Determining the Y2K readiness of third party products and business dependencies requires pursuit, collection and appraisal of voluntary statements made or provided by those parties, if available, together with independent factual research. Although we have taken, and will continue to take, reasonable efforts to gather information to determine and verify the readiness of products and dependencies, we cannot assure you that reliable information will be offered or otherwise available. In addition, verification methods may not be reliable or fully implemented. Accordingly, notwithstanding our foregoing efforts, we cannot assure you that third party products or business dependencies will be Y2K ready.

  We Do Not Expect To Pay Dividends.

     Following the spin-off date, we intend to retain all earnings for the foreseeable future for use in the operation of our business. Consequently, we do not anticipate paying any cash dividends on our common stock for the foreseeable future.

  We Have No Operating History as an Independent Public Company and Need to Add Personnel.

     We do not have an operating history as an independent public company and we have historically relied on AutoNation for various financial, administrative and managerial assistance. To operate as an independent public company after the spin-off, we will have to obtain our own credit facilities and banking relationships, perform our own administrative functions, to the extent that these functions are not provided for in the transitional services agreement, and employ senior executives to manage ANC Rental. As a result, we will need to hire additional personnel to fill both administrative and executive positions. We cannot assure you that qualified personnel or executives will be available to meet our administrative and executive needs. In addition, we cannot assure you that, as an independent public company, our future performance will be comparable to our reported historical results as a segment of AutoNation before the spin-off.

RISKS RELATING TO THE SPIN-OFF

  If the Spin-off Is Taxable, You Could Be Required To Pay Tax On Your ANC Rental Shares and We Could Be Adversely Affected by Any Resulting Corporate Tax Liability.

     AutoNation has received a letter ruling from the IRS to the effect that, among other things, the spin-off will qualify as a tax-free distribution to AutoNation stockholders and to AutoNation. Whether a spin-off qualifies as tax-free depends in part upon the reasons for the spin-off and satisfaction of numerous other fact-based requirements. The IRS letter ruling is based upon various factual representations made by AutoNation and us. If any of those factual representations were incorrect or incomplete in a material respect, or if the facts upon which the letter ruling is based are materially different from the facts at the time of the spin-off, the spin-off could become taxable to AutoNation stockholders, AutoNation, or both.

     If the spin-off fails to qualify as a tax-free distribution for U.S. federal income tax purposes, AutoNation stockholders who receive shares of ANC Rental common stock in the spin-off would be treated as if they had received a taxable distribution in an amount equal to the fair market value of ANC Rental common stock received. The amount of the taxable distribution would be taxed as a dividend.

     If the spin-off were not to qualify as a tax-free distribution for U.S. federal income tax purposes to AutoNation stockholders, then, in general, a corporate income tax could also be payable by the consolidated tax group of which AutoNation is the common parent. Even if the spin-off qualifies as a tax-free distribution to AutoNation stockholders, a corporate income tax would also be payable if, after the spin-off, one or more persons acquire a 50% or greater interest in AutoNation or us as part of a plan or series of related transactions that included the spin-off. Corporate tax, if any, would be paid on the excess, if any, as of the date of the spin-off of (1) the fair market value of the ANC Rental common stock distributed to AutoNation's stockholders, minus
(2) AutoNation's adjusted tax basis in the ANC Rental common stock distributed. We will enter into a tax sharing agreement with AutoNation in connection with the spin-off regarding the allocation, and in some circumstances sharing, of that potential corporate income tax liability. If the spin-off occurred and it were not to qualify as a tax-free distribution or either we or AutoNation experience a prohibited 50% or greater acquisition, we might have to pay any corporate income tax.

  There Is No Trading History for Our Common Stock.

     There has been no trading market for our common stock. However, we expect that a limited market, commonly known as a "when issued" trading market, for our common stock will develop on or shortly before the record date for the spin-off, and we expect regular way trading will begin the first trading day after the spin-off.

     Once we have issued shares of our common stock in the spin-off, we do not know how our common stock will trade. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

     - our business profile may not fit the investment objectives of AutoNation's stockholders, causing some of them to sell our shares after the spin-off;

     - the potential absence of securities analysts covering our company and distributing research and investment recommendations about our company;

     - changes in earnings estimated by securities analysts or our ability to meet those estimates;

     - the operating results and stock price performance of other comparable companies;

     - overall stock market fluctuations; and

     - economic conditions generally.

     In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

                                  THE SPIN-OFF

REASONS FOR THE SPIN-OFF

  Separate Distinct Businesses

     The spin-off is designed to separate AutoNation's automotive rental business from its automotive retail business, each of which have distinct financial and operating characteristics. Separating the two business lines will allow AutoNation to raise capital through an increase in its borrowing capacity to pursue its strategic business plan. Following the spin-off, the two independent companies will be able to adopt strategies and pursue objectives appropriate to their respective needs.

  Business Focus

     Each of ANC Rental and AutoNation should be able to focus its attention and financial resources on its own core business and on exploring and implementing the most appropriate business opportunities.

  Investor Understanding; Public Relations

     Investors should be better able to evaluate the financial performance, strategies and other characteristics of each company. This will permit investors to make investment decisions based on each company's separate performance and potential, and enhance the likelihood that the market will value each company appropriately. In addition, each company will be able to focus its public relations efforts on cultivating a distinct identity.

MECHANICS OF THE SPIN-OFF

     AutoNation will accomplish the spin-off by distributing 100% of the shares of ANC Rental's common stock to AutoNation's stockholders as a dividend. On
          , 1999, the AutoNation board of directors formally declared the dividend necessary to effect the spin-off. Each AutoNation stockholder as of the
close of business on                , which is the record date for the spin-off,
will participate in the spin-off. On the spin-off date, those AutoNation stockholders will each receive one share of ANC Rental common stock for every [six to eight] shares of AutoNation common stock that they hold as of the record
date. We expect that the spin-off will take place on or about January   , 2000,
although completion of the spin-off is contingent upon the satisfaction of conditions described in the distribution agreement.

     Before the spin-off date, AutoNation will deliver all of the outstanding shares of ANC Rental common stock to the distribution agent for transfer and distribution to AutoNation stockholders. As soon as possible on or after the spin-off date, AutoNation will deliver to the distribution agent, as agent for those AutoNation stockholders, certificates representing shares of ANC Rental common stock. The distribution agent will then mail, on or about the spin-off date, certificates representing the shares of ANC Rental common stock to stockholders of AutoNation as of the record date. Where appropriate, these transactions may take place as book-entry only, without the delivery of any certificates. We will not distribute any fractional shares of our common stock. Our distribution agent will aggregate all fractional shares, sell them on behalf of AutoNation stockholders who would otherwise have been entitled to receive a fractional interest in our common stock and distribute the cash proceeds to the stockholders.

     No AutoNation stockholder will be required to pay cash or other consideration for the shares of ANC Rental common stock they will receive in the spin-off, or to surrender or exchange shares of AutoNation common stock to receive ANC Rental common stock.

RELATIONSHIP BETWEEN AUTONATION AND ANC RENTAL AFTER THE SPIN-OFF

     The relationship between us and AutoNation after the spin-off will be governed by the distribution agreement and other agreements which we will enter into in connection with the spin-off. We describe each of these agreements below. These agreements are intended to facilitate the separation of AutoNation's automotive rental business from its automotive retail business and the operation of AutoNation and ANC Rental as separate companies.

  Separation and Distribution Agreement

     Before the spin-off we will enter into a distribution agreement with AutoNation. The distribution agreement sets forth the agreements between the parties with respect to the principal corporate transactions required to effect the separation of the automotive rental business and automotive retail business, the spin-off and other agreements governing our relationship with AutoNation after the spin-off.

     In conjunction with the spin-off, AutoNation will separate its existing businesses so that after the spin-off, (1) the assets and liabilities of its automotive rental business will be owned by us or our subsidiaries and (2) the assets and liabilities of its automotive retail business will be owned by AutoNation or its subsidiaries. Specifically, our assets and liabilities upon completion of the separation will consist of (a) those assets and liabilities related to AutoNation's automotive rental business, as reflected on our unaudited consolidated pro forma balance sheet as of June 30, 1999, (b) those assets acquired and liabilities incurred or accrued after June 30, 1999 which we would have included on the June 30, 1999 pro forma balance sheet had they been acquired, incurred or accrued earlier, and (c) all other assets, rights and liabilities expressly allocated to us or our subsidiaries under the distribution agreement or any ancillary agreements.

     The distribution agreement provides that, subject to the terms and conditions of the agreement, both we and AutoNation will take all reasonable steps necessary and appropriate to cause all conditions to the spin-off to be satisfied and then to effect the spin-off. Following the effective date of our Registration Statement on Form 10, AutoNation's board of directors will have the sole discretion to set a record date for the spin-off and to determine the spin-off date. AutoNation must complete the spin-off within three months of the satisfaction or waiver of all of the conditions to the spin-off. AutoNation has agreed to complete the spin-off no later than June 30, 2000, subject to the satisfaction or waiver by AutoNation's board of directors, in its sole discretion, of the following conditions:

     - the continued effectiveness of the IRS letter ruling received by AutoNation to the effect that for federal income tax purposes the spin-off will be tax-free to AutoNation and its stockholders under
       Section 355 of the Internal Revenue Code; and the spin-off will not result in recognition of any income, gain or loss for federal income tax purposes to AutoNation or its stockholders;

     - any material governmental approvals and third party consents necessary to complete the spin-off or the related transactions shall have been obtained and be in full force and effect;

     - approval of our common stock for listing on the NYSE;

     - registration of our common stock under the Exchange Act;

     - no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the spin-off shall be in effect, and no other event outside AutoNation's control shall have occurred or failed to occur that prevents the completion of the spin-off; and

     - no other events or developments shall have occurred after the effective date of this Registration Statement that, in the sole judgment of AutoNation's board of directors, would result in the spin-off having a material adverse effect on AutoNation or its stockholders.

     Although AutoNation may waive the conditions described above to the extent permitted by law, AutoNation's board of directors presently has no intention of proceeding with the spin-off unless each of these conditions is satisfied.

     We have agreed with AutoNation that neither of us will take, or permit any of our respective affiliates to take, any action which reasonably could be expected to prevent the spin-off from qualifying as a tax-free distribution to AutoNation or its stockholders. We have also agreed with AutoNation to take any reasonable actions necessary for the spin-off to qualify as a tax-free distribution to AutoNation and its stockholders.

     Releases and Indemnification. The distribution agreement provides for a full and complete release and discharge of all liabilities (including any contractual agreements or arrangements existing or alleged to exist) existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the spin-off date, between us and AutoNation, including in connection with the transactions and all other activities to implement the spin-off, except as described in the distribution agreement.

     Except as provided in the distribution agreement, we have agreed to indemnify, defend and hold harmless AutoNation and each of its directors, officers and employees from and against all liabilities relating to, arising out of or resulting from (1) our failure or the failure of any other person to pay, perform or otherwise promptly discharge any of our liabilities in accordance with their respective terms and (2) any breach by us of the distribution agreement or any of the ancillary agreements entered into by the parties in connection with the spin-off.

     Subject to exceptions provided in the distribution agreement, AutoNation has agreed to indemnify, defend and hold us and each of our directors, officers and employees harmless from and against all liabilities relating to, arising out of or resulting from (1) AutoNation's failure or the failure of any other person to pay, perform or otherwise promptly discharge any liabilities of AutoNation other than our liabilities, (2) any breach by AutoNation of the distribution agreement or any of the other related agreements and (3) any untrue statement of a material fact or omission to state a material fact, or alleged untrue statements or omissions, with respect to certain information relating to AutoNation contained in the registration statement which we are filing to register our common stock with the commission.

     The distribution agreement describes specific procedures with respect to claims subject to indemnification and related matters.

     Contingent Liabilities and Contingent Gains. The distribution agreement provides for indemnification by us and AutoNation with respect to contingent liabilities primarily relating to our respective businesses or otherwise assigned to one of us.

     The distribution agreement provides for the establishment of a Contingent Claims Committee comprised of one representative designated from time to time by each of AutoNation and us that will establish procedures for resolving disagreements between us and AutoNation as to contingent gains and contingent liabilities.

     The distribution agreement provides for the sharing of some contingent liabilities, including (1) any contingent liabilities that do not relate to one of our respective businesses or were not otherwise assigned to one of us and (2) some specifically identified liabilities. We have agreed with AutoNation to allocate responsibility for any shared contingent liability based upon our respective market capitalizations on the spin-off date or upon another methodology which the Contingent Claims Committee may establish. AutoNation will assume the defense of, and may seek to settle or compromise, any third party claim that is a shared contingent liability, and the costs and expenses of this action will be included in the amount to be shared by the parties.

     The distribution agreement provides that we and AutoNation will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to the business of, or that is expressly assigned to, us or AutoNation. Each of us and AutoNation will have sole and exclusive authority to manage, control and otherwise determine all matters whatsoever with respect to this type of contingent gain that primarily relates to its respective business. We have agreed with AutoNation to share any benefit that may be received from any contingent gain that is not related to the business of, or that is not expressly assigned to either of us based upon our respective market capitalizations on the spin-off date or upon another methodology to be established by the Contingent Claims Committee. We have agreed with AutoNation that they will have the sole and exclusive authority to manage, control and otherwise determine all matters whatsoever with respect to any shared contingent gain; and we acknowledge that AutoNation may elect not to pursue any shared contingent gain for any reason whatsoever, including a different assessment of the merits of any action, claim or right or any business reasons that are in the best interests of AutoNation without regard to our best interests, and that AutoNation will have no liability to any person as a result of any determination of this kind.

     Expenses. AutoNation has agreed to pay all third-party costs, fees and expenses relating to the spin-off and the related transactions including all of the costs of producing, printing, mailing and otherwise distributing this Information Statement. The parties have also agreed that AutoNation will pay all the fees, costs and expenses associated with obtaining the IRS letter ruling.

     Termination. The distribution agreement may be terminated at any time before the spin-off date by the mutual consent of us and AutoNation. In addition, the distribution agreement will terminate if the spin-off does not occur on or before June 30, 2000, unless both parties agree to extend the date.

  Transitional Services Agreement

     Before the spin-off we will enter into a transitional services agreement with AutoNation. Under this agreement, AutoNation will provide us with services to support our accounting, auditing, cash management, corporate communications, corporate development, facilities management, financial and treasury, human resources and benefit plan administration, information technology, insurance and risk management, legal, payroll, purchasing and tax operations. In exchange for the provision of these services, we will pay $3.5 million per month beginning on the day of the spin-off. We will pay the fees monthly in arrears, 15 days after the close of each month. We believe that the fees for services that we will pay under the services agreement will be no less favorable to us than we could have obtained from unaffiliated third parties.

     The services agreement has an initial term expiring one year from the spin-off date and is terminable by us on 30 days written notice to AutoNation. At the end of the one-year term, if we have not terminated the agreement earlier, we may seek to renew or extend the term. At any time during its term we may reduce the amount of services we obtain from AutoNation and consequently adjust the monthly fees payable under the services agreement on terms mutually acceptable to us and AutoNation.

     Any services rendered to us by AutoNation beyond the services to be provided under the terms of the services agreement will be billed to us as described in the services agreement, or on such other basis as we and AutoNation may agree, provided that the price we pay for non-covered services will be established on a negotiated basis which is no less favorable to us than the charges for comparable services from unaffiliated third parties.

  Tax Sharing Agreement

     After the spin-off, we will no longer be included in AutoNation's consolidated group for United States federal income tax purposes. Before the spin-off, we will enter into a tax sharing agreement with AutoNation to reflect our separation from AutoNation with respect to tax matters. The primary purpose of this agreement is to reflect each party's rights and obligations relating to payments and refunds of taxes that are attributable to periods beginning before and including the date of the spin-off and any taxes resulting from transactions effected in connection with the spin-off. With respect to any period before the spin-off, AutoNation will:

     - continue to be the sole and exclusive agent for us in all matters relating to the income, franchise, property, sales and use tax liabilities of the ANC Rental Corporation;

     - bear any costs relating to tax audits, including tax assessments and any related interest and penalties and any legal, litigation, accounting or consulting expenses, subject to our obligation to pay for items relating to our rental business;

     - continue to have the sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state income tax returns; and

     - generally have the powers, in AutoNation's sole discretion, to contest or compromise any claim or refund on our behalf.

     The tax sharing agreement will provide for payments between the two companies to reflect tax liabilities which may arise before and after the spin-off. It will also cover the handling of audits, settlements, elections, accounting methods and return filings in cases where both companies have an interest in the results of these activities.

     After the spin-off, if a change-of-control occurs in which one or more persons were to acquire a 50% or greater interest in either AutoNation or us as part of a plan that included the spin-off, AutoNation would recognize gain on the shares of our common stock that it distributes in the spin-off. Other transactions could also jeopardize the tax-free nature of the spin-off. To minimize these risks, we will agree to refrain from engaging in specified transactions unless:

     - a ruling from the IRS is received to the effect that the proposed transaction will not result in the spin-off being taxable to AutoNation or its stockholders; or

     - an opinion of counsel recognized as an expert in federal income tax matters is received and is acceptable to AutoNation to the same effect.

     Transactions that may be affected by these restrictions relating to an acquisition of a 50% or greater interest and other restrictions required to preserve the tax-free nature of the spin-off include:

     - a liquidation;

     - a merger or consolidation with, or acquisition by, another company;

     - issuances and redemptions of shares of our common stock;

     - the granting or exercise of stock options;

     - the sale, distribution or other disposition of assets in a manner that would adversely affect the tax consequences of the spin-off; and

     - the discontinuation of material businesses.

     The tax sharing agreement will allocate responsibility for the possible corporate-level tax burden resulting from the spin-off, as well as other tax items. The tax sharing agreement does not apply to any taxes that stockholders may incur in connection with the spin-off. If the spin-off is taxable under Code
Section 355(e) as a result of a 50% acquisition, then the resulting corporate-level tax burden will be borne by that entity, either us or AutoNation, with respect to which the 50% acquisition has occurred. Similarly, if the spin-off is taxable due to any other action taken by us or AutoNation that is inconsistent with the factual representations on which the IRS letter ruling is based, the entity taking that action will be responsible for the resulting corporate-level tax liability. Any corporate-level income tax liability that results from the spin-off, but which is not due to either a 50% acquisition or any action taken by either company that is inconsistent with the IRS letter ruling, will be shared equally by us and AutoNation.

  Credit Support

     For a transition period following the spin-off, AutoNation may provide guaranties in support of our debt financing until we amend or restructure our existing facilities. We will pay AutoNation a fee for any credit support which they provide in an amount to be determined based on the level of support required.

TRADING OF ANC RENTAL AND AUTONATION COMMON STOCK

     A regular public market for our common stock has not existed before the date of this Information Statement. We have applied to list our common stock on the NYSE, and we expect that our common stock will trade on the NYSE under the symbol "ANR." We expect that regular way trading in our common stock will begin on the first business day following the completion of the spin-off. In addition, we expect that "when issued" trading in our common stock will develop on or about the record date for the spin-off and continue through the spin-off date. When issued trading means that shares are traded before the stock certificates are actually available or issued. None of these trades, however, will settle until after the completion of the spin-off, when regular way trading in our common stock has begun. If the spin-off does not occur, all when-issued trading will be canceled.

     We expect that beginning on or about the record date for the spin-off and continuing until the spin-off date, the NYSE will permit AutoNation common stock to be traded in two ways: (1) "when issued" (identified by the "wi" letters next to the listing) and (2) "regular way." AutoNation common stock traded "when issued" will entitle the buyer to receive only the underlying shares of AutoNation common stock, but not those shares of our common stock that will be distributed in the spin-off. AutoNation common stock traded "regular way" will entitle the buyer to receive the shares of our common stock that will be distributed in the spin-off as well as the underlying shares of AutoNation common stock. Beginning on the first NYSE trading day after the spin-off date, AutoNation common stock will only trade "regular way," entitling the buyer to receive only AutoNation common stock.

     Between the record date and the spin-off date, there may be slight differences between the combined value of "when issued" ANC Rental common stock and "when issued" AutoNation common stock as compared to the "regular way" trading price of AutoNation common stock.

     Shares of our common stock received by AutoNation stockholders in connection with the spin-off will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of ANC Rental under the Securities Act. Persons who are affiliates of ANC Rental will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act, Rule 144 of the Securities Act or another exemption from the registration requirements of the Securities Act.

U.S. FEDERAL INCOME TAX ASPECTS OF THE SPIN-OFF

  General

     The following is a summary description of the material federal income tax aspects of the spin-off. This summary is for general informational purposes only and is not intended as a complete description of all of the tax consequences of the spin-off and does not discuss tax consequences under the laws of state, local or foreign governments or any other jurisdiction. Moreover, the tax treatment of a stockholder may vary, depending upon his, her or its particular situation. In this regard, special rules not discussed in this summary may apply to some of our stockholders. In addition, this summary applies only to shares which are held as capital assets. The following discussion may not be applicable to a stockholder who acquired his, her or its shares by exercising stock options or otherwise as compensation.

     The following discussion is based on currently existing provisions of the Code, existing, proposed and temporary treasury regulations promulgated under the Code and current administrative rulings and court decisions. All of the foregoing are subject to change, which may or may not be retroactive, and any of these changes could affect the validity of the following discussion.

     Each stockholder is urged to consult his, her or its own tax advisor as to the particular tax consequences to him, her or it of the spin-off described herein, including the applicability and effect of any state, local or foreign tax laws, and the possible effects of changes in applicable tax laws.

  Consequences If The Spin-off Is Tax-Free

     We expect that the spin-off will qualify as a tax-free distribution under
Section 355 of the Code. Assuming that the spin-off so qualifies:

     - except for cash received in lieu of fractional shares, the holders of AutoNation common stock will not recognize gain or loss upon receipt of shares of ANC Rental common stock;

     - each holder of AutoNation common stock will allocate his, her or its aggregate tax basis in the AutoNation common stock immediately before the spin-off among AutoNation common stock, after giving effect to the spin-off, and ANC Rental common stock, including fractional shares, in proportion to each of their fair market values on the spin-off date;

     - the holding period for each holder of AutoNation common stock receiving ANC Rental common stock, including fractional shares, will include the holding period for his, her or its AutoNation common stock, provided that AutoNation common stock is held as a capital asset at the time of the spin-off; and

     - AutoNation will not recognize any gain or loss on its distribution of ANC Rental common stock to its stockholders.

     AutoNation has received a letter ruling from the IRS to the effect that the spin-off will qualify as a tax-free distribution and have the federal income tax consequences noted above. A letter ruling from the IRS, while generally binding on the IRS, may under certain circumstances be retroactively revoked or modified by the IRS. A letter ruling is based on the facts and representations presented in the request for that ruling. Generally, an IRS letter ruling will not be revoked or modified retroactively if there has been no misstatement or omission of material facts, the facts at the time of the transaction are not materially different from the facts upon which the IRS letter ruling was based and there has been no change in the applicable law. We are not aware of any facts or circumstances that would cause the representations to be untrue or incomplete in any material respect.

     Current Treasury regulations require each holder of AutoNation common stock who receives our common stock in the spin-off to attach to his, her or its federal income tax return for the year in which the spin-off occurs a detailed statement setting forth information as may be appropriate in order to show the applicability of Section 355 of the Code to the spin-off.

     AutoNation will convey the appropriate information to each holder of record of AutoNation common stock as of the record date.

  Consequences If The Spin-off Is Taxable

     If the spin-off failed to qualify as a tax-free distribution under Section 355 of the Code, then each holder of AutoNation common stock who receives shares of ANC Rental common stock in the spin-off generally would be treated as if such stockholder received a taxable distribution in an amount equal to the fair market value of ANC Rental common stock received, which would result in: (a) a dividend to the extent paid out of AutoNation's current and accumulated earnings and profits; then (b) a reduction in such stockholder's basis in AutoNation's common stock to the extent the amount received exceeds the amount referenced in clause (a); and then (c) gain from the sale or exchange of AutoNation common stock to the extent the amount received exceeds the sum of the amounts referenced in clauses (a) and (b). Each stockholder's basis in his, her or its ANC Rental common stock would be equal to the fair market value of such stock at the time of the spin-off.

     If the spin-off failed to qualify as a tax-free distribution under Section 355 of the Code, then a corporate level federal income tax would be payable by the consolidated group of which AutoNation is the common parent. The tax would be based upon the gain, if any, computed as the difference between the fair market value of the ANC Rental common stock and AutoNation's adjusted basis in such stock. If the spin-off otherwise qualifies as a tax-free distribution under
Section 355 of the Code, this corporate income tax would also be payable if either we or AutoNation experience a prohibited change-in-control as determined under Section 355(e) of the Code.

     Section 355(e) of the Code, which was enacted in 1997, generally provides that a company that distributes shares of a subsidiary in a spin-off that is otherwise tax-free will incur federal income tax liability if 50% or more, by vote or value, of the capital stock of either the company making the distribution or the spun-off subsidiary is acquired by one person or more than one person pursuant to a plan or series of related transactions that includes the spin-off. This provision can be triggered by certain reorganizations involving the acquisition of the assets or stock of the company making the distribution or of the spun-off subsidiary, or issuances or redemptions of the stock of the distributing company or of the spun-off subsidiary. There is a presumption that any stock acquisition or issuance that occurs within two years before or after the spin-off is part of a plan relating to the spin-off and one or more of such stock acquisitions or issuances could produce a prohibited 50% acquisition. However, the presumption may be rebutted by establishing that the spin-off and the acquisitions are not part of a plan or series of related transactions. In August 1999, the Treasury Department published proposed regulations which would clarify when a spin-off is part of a plan, or series of related transactions, where one or more persons acquire stock of the distributing or spun-off subsidiary resulting in a 50% acquisition. The proposed regulations rely on a variety of factors to determine the existence of such a plan, or series of related transactions, including the following: the business purpose or purposes for the distribution; the intentions of the parties; the existence of agreements, understandings, arrangements or negotiations relating to acquisitions; the timing of transactions or acquisitions; and the causal connection or relationship between the spin-off and the acquisitions.

     The proposed regulations are proposed to be effective for spin-offs occurring after the regulations become final. It is not clear whether the final regulations will contain the provisions contained in the proposed regulations or whether the effective date of the final regulations would apply to the spin-off of our shares of common stock to AutoNation's stockholders.

     If the spin-off is taxable solely under Section 355(e) of the Code, AutoNation will recognize gain equal to the difference between the fair market value of ANC Rental's common stock and AutoNation's adjusted tax basis in that stock. However, holders of AutoNation common stock who receive ANC Rental common stock would not recognize gain or loss as a result of the spin-off if it is taxable solely by reason of Section 355(e) of the Code.

     The tax sharing agreement to be entered into between ANC Rental and AutoNation will allocate responsibility for the possible corporate tax burden resulting from the spin-off, as well as other tax items. For example, if the spin-off is taxable under Section 355(e) of the Code as a result of a 50% acquisition, then the resulting corporate tax burden will be borne by that entity, either AutoNation or ANC Rental, with respect to which the 50% acquisition has occurred. Similarly, if the spin-off is taxable due to any other action taken by AutoNation or ANC Rental that is inconsistent with the factual representations on which the IRS letter ruling is based, that entity, either AutoNation or ANC Rental, will be responsible for the resulting tax liability. Any income tax liability that results from the spin-off, but which is not due to either a 50% acquisition or any action taken by either company that is inconsistent with the IRS letter ruling, will be shared equally by AutoNation and ANC Rental.

  Back-up Withholding Requirements

     United States information reporting requirements and backup withholding at the rate of 31% may apply with respect to dividends paid on, and proceeds from the taxable sale, exchange or other disposition of, ANC Rental common stock unless the stockholder: (a) is a corporation or comes within certain other exempt categories, and, when required, demonstrates these facts; or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not supply us with his, her or its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be creditable against the stockholder's federal income tax liability. Stockholders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a stockholder, the amount of dividends paid with respect to the stockholder's shares will be reported annually to the IRS and to the stockholder.

                                 CAPITALIZATION
                                 (IN MILLIONS)

     The following table presents as of June 30, 1999 (1) our total debt and capitalization and (2) our total debt and capitalization, as adjusted to give effect to the transactions and events described in "Unaudited Consolidated Pro Forma Financial Statements." You should read this table in conjunction with our Consolidated Financial Statements and "Unaudited Consolidated Pro Forma Financial Statements" included elsewhere in this Information Statement.

                                                                 JUNE 30, 1999
                                                              --------------------
                                                               ACTUAL    PRO FORMA
                                                              --------   ---------
Debt:
  Revenue earning vehicle debt..............................  $5,277.2   $5,277.2
  Other debt................................................     120.3      120.3
                                                              --------   --------
          Total debt........................................   5,397.5    5,397.5
                                                              --------   --------
Shareholders' equity:
  Investment by Parent......................................     785.4         --
  Preferred stock...........................................        --         --
  Common stock..............................................        --
  Additional paid-in capital................................        --      820.3
  Accumulated other comprehensive loss......................      (5.6)      (5.6)
                                                              --------   --------
          Total shareholders' equity........................     779.8      814.7
                                                              --------   --------
          Total capitalization..............................  $6,177.3   $6,212.2
                                                              ========   ========

                            SELECTED FINANCIAL DATA
                                 (IN MILLIONS)

     The following table presents selected consolidated income statement and balance sheet data of our company for the periods and the dates indicated. We derived the selected income statement data for each of the full fiscal years 1998, 1997 and 1996, and the selected balance sheet data at December 31, 1998 and 1997, presented below, from our Consolidated Financial Statements included elsewhere in this Information Statement, which have been audited by Arthur Andersen LLP, independent certified public accountants. We derived our selected income statement data for each of the full fiscal years 1995 and 1994, and the selected balance sheet data at December 31, 1996, 1995 and 1994 presented below from our unaudited consolidated financial statements, which in our opinion reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of this data. We derived the selected income statement data for the six months ended June 30, 1999 and 1998 and the selected balance sheet data at June 30, 1999 from our unaudited interim consolidated financial statements included elsewhere in this Information Statement. The unaudited interim consolidated financial statements include all material adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that you may expect for a full year. You should read the selected consolidated financial data below in conjunction with our Consolidated Financial Statements and notes thereto as of June 30, 1999 (unaudited) and December 31, 1998 and 1997 and for the six months ended June 30, 1999 and 1998 (unaudited) and for each of the three years in the period ended December 31, 1998 included elsewhere in this Information Statement and our "Management's Discussion and Analysis of Financial Condition and Results of Operations." You should read Notes 3, 5 and 10 of Notes to Consolidated Financial Statements for a discussion of business combinations, other debt and restructuring and other charges and their effect on comparability of year-to-year data. We have not presented historical net income (loss) per share because it would not be meaningful to you. Before the spin-off, we only had 100 shares of common stock outstanding, all of which AutoNation owned.

                                   SIX MONTHS
                                 ENDED JUNE 30,                FOR THE YEARS ENDED DECEMBER 31,
                               -------------------   ----------------------------------------------------
                                 1999       1998       1998       1997       1996       1995       1994
                               --------   --------   --------   --------   --------   --------   --------
                                   (UNAUDITED)                                            (UNAUDITED)
INCOME STATEMENT DATA:
Revenue......................  $1,683.8   $1,640.5   $3,453.6   $3,055.1   $2,699.4   $1,992.8   $1,245.2
Income (loss) before
  extraordinary charges......       6.1       35.0      108.8       53.7      (49.9)     (16.2)      14.1
Net income (loss)............       6.1       35.0      108.8       51.2      (80.4)     (16.2)      14.1

                                                                        DECEMBER 31,
                                       JUNE 30,     ----------------------------------------------------
                                         1999         1998       1997       1996       1995       1994
                                      -----------   --------   --------   --------   --------   --------
                                      (UNAUDITED)                                  (UNAUDITED)
                                                                          ------------------------------
BALANCE SHEET DATA:
Total assets........................   $7,080.4     $6,252.6   $5,870.3   $4,669.4   $3,906.5   $2,352.5
Revenue earning vehicle debt........    5,277.2      4,377.9    4,172.1    3,380.4    2,961.2    1,829.2
Other debt..........................      120.3        132.0       90.8       71.4      210.3      117.3
Shareholder's equity................      779.8        738.7      526.2      330.9       76.3       86.6

             UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

     The following Unaudited Consolidated Pro Forma Financial Statements reflect the effects of adjustments to our historical financial condition and results of operations. You should read these Unaudited Consolidated Pro Forma Financial Statements in conjunction with the Notes to the Unaudited Consolidated Pro Forma Financial Statements, Consolidated Financial Statements and other financial information included elsewhere in this Information Statement.

     The following Unaudited Consolidated Pro Forma Income Statements for the Six Months Ended June 30, 1999, and for the Year Ended December 31, 1998, give effect to the following transactions and events as if they occurred at the beginning of the periods presented:

        (1) the refinancing of our existing revenue earning vehicle and other financing programs resulting in a higher cost of capital;

        (2) the execution of the transitional services agreement with AutoNation, resulting in additional general and administrative costs over and above historical allocations from AutoNation;

        (3) the contribution of AutoNation's insurance subsidiary and the recognition of investment income related to certain contributed assets;

        (4) the reclassification of the investment by AutoNation in our company
     to                million shares of common stock and additional paid-in
     capital; and

        (5) the tax effect of the foregoing events.

     The following Unaudited Consolidated Pro Forma Balance Sheet gives effect to the transactions and events described in items (3) and (4) as if they occurred on June 30, 1999.

     We have decided not to present historical net income per share because it would not be meaningful to you. Before the spin-off, we had only 100 shares of common stock outstanding, all of which AutoNation owned. Before we complete the spin-off, we will amend and restate our certificate of incorporation to
authorize capital stock consisting of                shares of common stock, par
value $.01 per share, and                shares of preferred stock, par value
$.01 per share. Also, before we complete the spin-off, all outstanding shares of
our common stock held by AutoNation will be converted into                shares
of our common stock, all of which will to be distributed to AutoNation's stockholders in the spin-off. We will not issue shares of preferred stock in the spin-off. Unaudited pro forma basic and diluted net income per common share is calculated based on net income after giving effect to each of the transactions and events described above, divided by the number of shares of our common stock to be outstanding after the spin-off.

     We believe that the assumptions we use provide a reasonable basis on which to present the unaudited consolidated pro forma financial data. We are providing these Unaudited Consolidated Pro Forma Financial Statements for informational purposes only and you should not construe them to be indicative of our consolidated financial position or results of operations had the transactions and events described above been completed on the dates assumed. Furthermore, these financial statements do not project our financial condition or results of operations for any future date or period.

               UNAUDITED CONSOLIDATED PRO FORMA INCOME STATEMENT
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                             HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                             ----------   -----------    ----------
Revenue....................................................   $1,683.8                   $  1,683.8
Expenses:
  Cost of operations.......................................    1,317.3       $ 8.2 (a)      1,325.5
  Selling, general and administrative......................      350.0         3.4 (b)        353.4
                                                              --------       -----       ----------
Operating income...........................................       16.5       (11.6)             4.9
Interest income............................................         .4         3.4 (c)          3.8
Interest expense...........................................       (7.6)       (1.5)(a)         (9.1)
Other income (expense), net................................         .2                           .2
                                                              --------       -----       ----------
Income (loss) before income taxes..........................        9.5        (9.7)             (.2)
Provision (benefit) for income taxes.......................        3.4        (3.5)(d)          (.1)
                                                              --------       -----       ----------
Net income (loss)..........................................   $    6.1       $(6.2)      $      (.1)
                                                              ========       =====       ==========
Pro forma basic and diluted net income (loss) per share....
                                                                                         ==========
Pro forma weighted average shares outstanding..............
                                                                                         ==========

         The accompanying notes are an integral part of this statement.

                    UNAUDITED CONSOLIDATED PRO FORMA INCOME
                 STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1998
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                              HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                              ----------   -----------    ---------
Revenue.....................................................   $3,453.6                   $3,453.6
Expenses:
  Cost of operations........................................    2,622.9      $ 16.1 (a)    2,639.0
  Selling, general and administrative.......................      651.8        12.0 (b)      663.8
                                                               --------      ------       --------
Operating income............................................      178.9       (28.1)         150.8
Interest income.............................................        1.4         2.0 (c)        3.4
Interest expense............................................       (8.0)       (2.9)(a)      (10.9)
Other income (expense), net.................................       (2.2)                      (2.2)
                                                               --------      ------       --------
Income before income taxes..................................      170.1       (29.0)         141.1
Provision for income taxes..................................       61.3       (10.4)(d)       50.9
                                                               --------      ------       --------
Net income..................................................   $  108.8      $(18.6)      $   90.2
                                                               ========      ======       ========
Pro forma basic and diluted net income per share............
                                                                                          ========
Pro forma weighted average shares outstanding...............
                                                                                          ========

         The accompanying notes are an integral part of this statement.

                 UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET
                              AS OF JUNE 30, 1999
                                 (IN MILLIONS)

                                                              HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                              ----------   -----------    ---------
                                              ASSETS
Cash and cash equivalents...................................   $   36.5                   $   36.5
Restricted cash and cash equivalents........................       89.8                       89.8
Short term investments......................................         --      $147.0 (e)      147.0
Receivables, net............................................      535.3        14.0 (e)      549.3
Prepaid expenses............................................       69.1                       69.1
Revenue earning vehicles, net...............................    5,360.0                    5,360.0
Property and equipment, net.................................      587.3                      587.3
Intangible assets, net......................................      371.9                      371.9
Other assets................................................       30.5        21.5 (e)       52.0
                                                               --------      ------       --------
          Total assets......................................   $7,080.4      $182.5       $7,262.9
                                                               ========      ======       ========

                                            LIABILITIES
Accounts payable............................................   $  151.3      $   .4 (e)   $  151.7
Accrued liabilities.........................................      212.8                      212.8
Insurance reserves..........................................      147.6       152.3 (e)      299.9
Revenue earning vehicle debt................................    5,277.2                    5,277.2
Other debt..................................................      120.3                      120.3
Deferred income taxes.......................................       90.2        (5.1)(e)       85.1
Other liabilities...........................................      301.2                      301.2
                                                               --------      ------       --------
                                                                6,300.6       147.6        6,448.2
                                                               --------      ------       --------
SHAREHOLDERS' EQUITY
Investment by AutoNation....................................      785.4        34.9 (e)         --
                                                                             (820.3)(f)
Preferred stock.............................................         --                         --
Common stock................................................         --             (f)
Additional paid in capital..................................         --       820.3 (f)      820.3
Accumulated other comprehensive loss........................       (5.6)                      (5.6)
                                                               --------      ------       --------
                                                                  779.8        34.9          814.7
                                                               --------      ------       --------
          Total liabilities and shareholders' equity........   $7,080.4      $182.5       $7,262.9
                                                               ========      ======       ========

         The accompanying notes are an integral part of this statement.

         NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

     The following is a summary of the pro forma adjustments reflected in the Unaudited Consolidated Pro Forma Financial Statements:

        (a) Record additional vehicle and non-vehicle interest expense, assuming the refinancing of our vehicle and other debt occurred at the beginning of the periods presented. Refinancing our vehicle and other debt will result in a higher cost of capital due to the loss, following the spin-off, of various credit enhancements provided by AutoNation before the spin-off.

        (b) Record the excess of fees under the transitional services agreement over and above historical corporate overhead allocations from AutoNation, assuming the transitional services agreement was in effect at the beginning of the periods presented.

        (c) Record investment income earned on the cash and marketable securities held by AutoNation's insurance subsidiary, assuming the contribution of the insurance subsidiary occurred at the beginning of the periods presented.

        (d) Recognize income taxes on the pro forma adjustments described above.

        (e) Record the contribution of AutoNation's insurance subsidiary, assuming the contribution of the insurance subsidiary occurred as of June 30, 1999.

        (f) Record the reclassification of the investment by AutoNation in our
     company to        million shares of common stock, par value $.01 per share,
     and additional paid-in capital.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our Consolidated Financial Statements and notes thereto included elsewhere herein.

OVERVIEW

     In August 1999, AutoNation announced its intention to separate its automotive rental business from its automotive retail business. In September 1999, AutoNation announced its intention to distribute its entire interest in our company to AutoNation's stockholders on a tax-free basis in January 2000, subject to conditions and consents described in the distribution agreement. We have entered into agreements with AutoNation providing for the separation of our businesses and governing various interim and ongoing relationships between our companies, including an agreement between us and AutoNation providing for our purchase of administrative support services from AutoNation.

     Prior to the spin-off, we have been a wholly owned subsidiary of AutoNation. As a wholly owned subsidiary, we have received services from AutoNation which support our accounting, auditing, cash management, corporate communications, corporate development, facilities management, financial and treasury, human resources and benefit plan administration, information technology, insurance and risk management, legal, payroll, purchasing and tax operations. AutoNation has also provided us with the services of a number of its executives and employees. In consideration for these services, AutoNation has allocated to us a portion of its overhead costs related to these services. These allocations have historically been based on the proportion of invested capital of our company as a percentage of the consolidated invested capital of AutoNation and its subsidiaries, including our company and based upon various proportional cost allocation methods. We believe that the amounts allocated to us have been no less favorable than costs we would have incurred to obtain these services on our own or from unaffiliated third parties.

     The historical consolidated financial information included in this filing does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

GENERAL

     We rent vehicles on a daily or weekly basis to leisure and business travelers principally from on-airport or near-airport locations through Alamo and National and to local customers who need replacement vehicles from locations in suburban areas through CarTemps USA. We operate primarily in the United States, Europe and Canada.

     We generate revenue primarily from vehicle rental charges. In addition to basic vehicle rental charges, we generate revenue from the sale of rental related products including collision damage waivers, additional liability protection, personal accident and personal effects protection, other travel related insurance coverages and travel related products.

     Cost of operations consists primarily of revenue earning vehicle depreciation, interest on revenue earning vehicle debt and other operating expenses including vehicle lease expense, personnel, insurance, fleet maintenance and rental location occupancy costs. Vehicle depreciation is one of the largest components of our cost of operations and it is materially affected by vehicle manufacturers' repurchase programs. Repurchase prices under repurchase programs are based on either (1) a predetermined percentage of a vehicle's original cost and the month in which the vehicle is returned or (2) the original cost less a set monthly depreciation amount. Repurchase programs limit the risk of market value decline at the time of vehicle disposition. During model year 1998, we purchased approximately 75% of our rental fleet under repurchase programs with various vehicle manufacturers.

BUSINESS COMBINATIONS

     Both our company and AutoNation make decisions to acquire or invest in businesses based on financial and strategic considerations. AutoNation has acquired various automotive rental businesses using cash and/or shares of its common stock. AutoNation contributed these acquired businesses to us after their acquisition. We have applied the same accounting method used by AutoNation in accounting for these business combinations.

     Significant businesses acquired and accounted for under the pooling of interests method of accounting have been included retroactively in the Consolidated Financial Statements as if the companies had operated as one entity since inception. Businesses acquired and accounted for under the purchase method of accounting are included in the Consolidated Financial Statements from the date of acquisition. The value of AutoNation's common stock issued to effect business combinations accounted for under the purchase method of accounting is based on the average market price of the common stock over a five day period before and after the parties have reached agreement on the purchase price and the proposed transaction has been publicly announced, if applicable.

     During the year ended December 31, 1998, AutoNation acquired certain automotive rental businesses which it contributed to us. The aggregate purchase price paid by AutoNation in transactions accounted for under the purchase method of accounting was $11.1 million in cash.

     During the year ended December 31, 1997, AutoNation acquired National, Spirit Rent-A-Car, Inc., Value Rent-A-Car, Snappy Car Rental, Inc. and EuroDollar Holdings plc, all of which it contributed to us. The aggregate purchase price paid by AutoNation for Value, Snappy and EuroDollar, each of which were accounted for under the purchase method of accounting, was $237.4 million consisting of $127.0 million in cash, $32.0 million in notes and 4.4 million in shares of AutoNation's common stock valued at $78.4 million. In addition, AutoNation issued an aggregate of 24.8 million shares of its common stock to acquire National and Spirit which were accounted for under the pooling of interests method of accounting.

     During the year ended December 31, 1996, AutoNation issued 22.6 million shares of its common stock to acquire Alamo which was accounted for under the pooling of interests method of accounting. In addition, National acquired a Canadian rental car business for approximately $13.7 million in cash in a transaction accounted for under the purchase method of accounting.

     See Note 3, Business Combinations, of Notes to Consolidated Financial Statements, for further discussion of business combinations.

CONSOLIDATED RESULTS OF OPERATIONS

  Six Months Ended June 30, 1999 and 1998

     A summary of our operating results is as follows for the periods indicated (in millions):

                                                           SIX MONTHS ENDED JUNE 30,
                                                      ------------------------------------
                                                        1999       %        1998       %
                                                      --------   ------   --------   -----
Revenue.............................................  $1,683.8    100.0   $1,640.5   100.0
Expenses:
  Cost of operations................................   1,317.3     78.2    1,270.1    77.4
  Selling, general and administrative...............     342.0     20.3      306.2    18.7
  AutoNation incremental overhead allocations.......       8.0       .5        7.4      .4
                                                      --------   ------   --------   -----
Operating income....................................  $   16.5      1.0   $   56.8     3.5
                                                      ========   ======   ========   =====

     Revenue was $1.68 billion for the six months ended June 30, 1999 versus $1.64 billion for the comparable 1998 period, an increase of 2.6%. The increase is attributed to volume and price increases. Technical issues associated with our Global Odyssey operating system adversely impacted customer volume at our National operations during the six months ended June 30, 1999. We believe these systems issues have been substantially resolved. However, volume at National has not returned to previous levels.

     Cost of operations was $1.32 billion for the six months ended June 30, 1999 versus $1.27 billion for the comparable 1998 period. The increase in aggregate dollars is primarily due to higher fleet costs. Cost of operations as a percentage of revenue was 78.2% for the six months ended June 30, 1999 versus 77.4% for the comparable 1998 period. The increase in these costs as a percentage of revenue is due to higher fleet costs offset by improved fleet utilization.

     Selling, general and administrative expenses were $342.0 million for the six months ended June 30, 1999 versus $306.2 million for the comparable 1998 period. Selling, general and administrative expenses as a percentage of revenue were 20.3% for the six months ended June 30, 1999 versus 18.7% for the comparable 1998 period. The increase in these costs in aggregate dollars and as a percentage of revenue is due to costs associated with the Global Odyssey system at National, increased operating costs and higher selling expenses.

     AutoNation incremental overhead allocations include allocations of AutoNation's general and administrative expenses not specifically attributable to its operating subsidiaries. These allocations are based upon the ratio of our invested capital to AutoNation's consolidated invested capital and were $8.0 million during the six months ended June 30, 1999 and $7.4 million during the six months ended June 30, 1998. In addition to these allocations, AutoNation has allocated some of its corporate general and administrative costs for various centralized functions using various proportional cost allocation methods. These allocations totaled approximately $9.6 million during the six months ended June 30, 1999 and $8.0 million during the six months ended June 30, 1998, and these allocations are included in selling, general and administrative expenses. These combined allocations approximate our estimate of AutoNation's corporate overhead required to support our operations. We believe these allocations are reasonable.

  Interest Expense

     Interest expense was $7.6 million for the six months ended June 30, 1999 and $1.9 million for the six months ended June 30, 1998. The increase is primarily due to borrowings under various credit facilities to fund working capital requirements.

  Income Taxes

     The provision for income taxes was $3.4 million for the six months ended June 30, 1999 and $19.6 million for the six months ended June 30, 1998. The effective income tax rate was 36.0% for both periods. We anticipate that our effective income tax rate will increase to approximately 38% to 39% in 2000 primarily due to foreign income taxes and other factors.

  Years Ended December 31, 1998, 1997 and 1996

     A summary of our operating results is as follows for the years ended December 31 (in millions):

                                         1998       %       1997       %       1996       %
                                       --------   -----   --------   -----   --------   -----
Revenue..............................  $3,453.6   100.0   $3,055.1   100.0   $2,699.4   100.0
Expenses:
  Cost of operations.................   2,622.9    76.0    2,337.5    76.5    2,167.2    80.3
  Selling, general and
     administrative..................     637.0    18.4      543.9    17.8      547.1    20.3
  AutoNation incremental overhead
     allocations.....................      14.8      .4        9.6      .3         --      --
  Restructuring and other charges....        --      --       78.0     2.6       13.5      .5
                                       --------   -----   --------   -----   --------   -----
Operating income (loss)..............  $  178.9     5.2   $   86.1     2.8   $  (28.4)   (1.1)
                                       ========   =====   ========   =====   ========   =====

     Revenue was $3.45 billion for the year ended December 31, 1998, $3.06 billion for the year ended December 31, 1997 and $2.70 billion for the year ended December 31, 1996. The increase in 1998 over 1997 of $398.5 million, or 13.0%, is a result of acquisitions which accounted for 10.3% and volume and price which accounted for 2.7%. The increase in 1997 over 1996 of $355.7 million, or 13.2%, is a result of volume which accounted for 4.6%, price which accounted for 4.4% and acquisitions which accounted for 4.2%.

     Cost of operations was $2.62 billion for the year ended December 31, 1998, $2.34 billion for the year ended December 31, 1997 and $2.17 billion for the year ended December 31, 1996, or, as a percentage of automotive rental revenue, 76.0% for the year ended December 31, 1998, 76.5% for the year ended December 31, 1997 and 80.3% for the year ended December 31, 1996. The increases in aggregate dollars for 1998 and 1997 are primarily due to acquisitions, maintaining a larger fleet and, in 1997, higher rental volume. The decreases in such expenses as percentages of revenue are primarily a result of revenue improvement from rental rate increases.

     Selling, general and administrative expenses were $637.0 million for the year ended December 31, 1998, $543.9 million for the year ended December 31, 1997 and $547.1 million for the year ended December 31, 1996, or, as a percentage of automotive rental revenue, 18.4% for the year ended December 31, 1998, 17.8% for the year ended December 31, 1997, and 20.3% for the year ended December 31, 1996. The 1998 increase in aggregate dollars over 1997 is primarily due to acquisitions and costs associated with implementing Global Odyssey. The 1998 increase in selling, general and administrative expenses as a percentage of revenue versus 1997 is primarily due to costs associated with implementing Global Odyssey and higher selling costs. The 1997 decrease as a percentage of revenue versus 1996 is primarily due to the reduction of selling and administrative expenses of acquired businesses.

     AutoNation incremental overhead allocations include allocations of AutoNation's general and administrative expenses not specifically attributable to its operating subsidiaries. Such allocations are based upon the ratio of our invested capital to AutoNation's consolidated invested capital and were $14.8 million during the year ended December 31, 1998 and $9.6 million during the year ended December 31, 1997. AutoNation did not incur any material corporate overhead costs attributable to us during the year ended December 31, 1996, and therefore it did not allocate any overhead to us during this period. In addition to these allocations, during the year ended December 31, 1998 AutoNation allocated costs specifically related to us from certain of its centralized corporate functions totaling approximately $15.2 million. These allocations were based on various proportional cost allocation methods and are included in selling, general and administrative expenses. These combined allocations approximate our estimate of AutoNation's corporate overhead required to support our operations. We believe these allocations are reasonable.

     During the year ended December 31, 1997, we recorded approximately $78.0 million of restructuring and other charges associated with integrating our operations. The primary components of this charge were as follows: $25.0 million related to elimination of redundant information systems; $18.0 million related to fleet consolidation; and $35.0 million related to closure or sale of duplicate rental facilities and other non-recurring expenses. Through June 30, 1999, we have spent approximately $43.2 million related to restructuring activities and have recorded $21.2 million of these restructuring charges against certain assets. As of June 30, 1999, approximately $13.6 million remained in accrued liabilities related to these charges. We expect to utilize the majority of these reserves during the remainder of 1999. However, some of our contractual obligations extend through 2002.

     During the year ended December 31, 1996, we recorded restructuring charges of approximately $13.5 million related to the integration of the operations of Alamo into our operations. These costs primarily include severance benefits. We substantially completed the activities associated with these charges during 1997.

  Interest Income

     Interest income was $1.4 million for the year ended December 31, 1998, $7.9 million for the year ended December 31, 1997 and $13.2 million for the year ended December 31, 1996. The decreases in interest income are primarily due to lower average cash balances on hand during 1998 and 1997.

  Interest Expense

     Interest expense was $8.0 million for the year ended December 31, 1998, $6.6 million for the year ended December 31, 1997 and $30.3 million for the year ended December 31, 1996. The decrease in 1998 and 1997 versus 1996 is primarily due to the repayment of debt. Interest expense related to revenue earning vehicle financing is included in cost of operations in the accompanying Consolidated Statements of Income and Comprehensive Income.

  Income Taxes

     The provision for income taxes was $61.3 million for the year ended December 31, 1998, $31.8 million for the year ended December 31, 1997 and $5.0 million for the year ended December 31, 1996. The effective income tax rate was 36.0% for the year ended December 31, 1998, 37.2% for the year ended December 31, 1997 and 11.1% for the year ended December 31, 1996. The decrease in the 1998 effective tax rate compared to 1997 is primarily due to an increase in foreign tax benefits. The 1996 income tax provision is primarily due to our providing valuation allowances on certain deferred tax assets.

  Extraordinary Charges

     In connection with refinancing debt at substantially lower interest rates, we recorded extraordinary charges, net of income taxes, of approximately $2.5 million for the year ended December 31, 1997 and $30.5 million for the year ended December 31, 1996. Included in these charges are bond redemption premiums, the write-off of debt issue costs, prepayment penalties and other related fees.

FINANCIAL CONDITION

     We finance vehicle purchases for our domestic automotive rental operations primarily through commercial paper and medium-term note financings. Our $2.39 billion commercial paper program consists of a $1.99 billion single-seller program and a $400.0 million bank-sponsored multi-seller commercial paper conduit facility. Borrowings under this program are secured by eligible vehicle collateral and bear interest at market-based commercial paper rates. As of June 30, 1999, we had approximately $387.0 million available under this program. In February 1999, we issued $1.8 billion of rental vehicle asset-backed medium-term notes consisting of $550.0 million floating rate notes maturing through 2003; $750.0 million 5.88% fixed rate notes maturing through 2003; and $500.0 million 6.02% fixed rate notes maturing through 2005. In May 1999, we issued $700.0 million of floating rate asset-backed medium-term notes maturing through 2005. We fixed the effective interest rate on the $1.25 billion floating rate notes at 6.03% through the use of derivative transactions further described below. We expect to continue to fund our revenue earning vehicle purchases with secured vehicle financings.

     We historically have received various credit enhancements from AutoNation in connection with our revenue earning vehicle financing programs. Due to our separation from AutoNation, we will be required to modify existing financing programs or enter into new financing programs resulting in the eventual removal of AutoNation's credit enhancements. These changes to our financing programs will result in a higher cost of capital following the separation. You should read our Unaudited Consolidated Pro Forma Financial Statements, which we have included in this Information Statement, for the expected pro forma impact of these changes on our operating results. We cannot assure you that we will be able to modify our existing financing programs or enter into new ones on terms as favorable as we have estimated in the pro forma financial statements, and our actual costs of debt financing may be significantly higher. In addition, as an independent public company, as we transition away from the AutoNation credit support, we expect that our future borrowings and credit facilities are likely to contain financial covenants and operating restrictions that have not applied to us as part of AutoNation.

     We use interest rate derivative transactions to manage the impact of interest rate changes on our variable rate debt. These derivative transactions consist of interest rate swaps and interest rate caps and floors. The amounts exchanged by the counterparties to interest rate derivatives are based upon the notional amounts and other terms, generally related to interest rates, of the derivatives. While notional amounts of interest rate derivatives form part of the basis for the amounts exchanged by the counterparties, the notional amounts are not themselves exchanged, and therefore, these notional amounts do not represent a measure of our exposure as an end user of derivative financial instruments. At June 30, 1999, notional principal amounts related to interest rate swaps (variable to fixed rate) were $1.05 billion. As of June 30, 1999, the weighted average fixed rate payment on variable to fixed rate swaps was 5.80%. Variable rates received on interest rate swaps are indexed to the Commercial Paper Nonfinancial Rate. Notional principal amounts related to interest rate caps and floors as of June 30, 1999 were both $1.25 billion. The interest rate caps and floors effectuate a variable to fixed rate swap at a weighted average rate of 6.03% as of June 30, 1999. Variable rates on the interest rate caps and floors are indexed to LIBOR. Including our interest rate derivatives, our ratio of fixed interest rate debt to total debt outstanding was 76% as of June 30, 1999.

     We historically have received services from AutoNation supporting our accounting, auditing, cash management, corporate communications, corporate development, facilities management, financial and treasury, human resources and benefit plan administration, information technology, insurance and risk management, legal, payroll, purchasing and tax operations. We have entered into an agreement with AutoNation under which AutoNation will continue to provide some of these services to us for a period of one year from the spin-off date. In exchange for the provision of these services, fees will be payable to AutoNation in the amount of $3.5 million per month beginning with the date of the spin-off, subject to review and adjustment as we reduce the amount of services we obtain from AutoNation from time to time. After the initial term of the agreement, we will either extend the term of this agreement, engage others to perform these services or perform these services internally. We cannot assure you that AutoNation will continue to provide us these services after the initial term of the agreement, or that the cost of these services will not be higher if we purchase these services from unaffiliated providers or employ staff to handle these functions internally.

     We believe that our cash flow from operations and contemplated short-term and long-term debt financings will be sufficient to satisfy our future working capital requirements, revenue earning vehicle purchases, capital expenditures and debt service requirements. As a result of the separation, we will need to obtain our own working capital facilities. We intend to enter into a new working capital credit facility in the amount of approximately $300 million to $500 million, from which we can borrow from time to time for our working capital requirements. We expect the closing of this credit facility to occur on or before the spin-off date, but we cannot assure you that this financing will occur. We expect this credit facility to be on terms less favorable to us than the terms historically provided by AutoNation. We also believe that we will be able to procure bid and performance bonds, to arrange for other financing as necessary, and to engage in hedging transactions, on commercially acceptable terms.

CASH FLOWS

     We discuss below the major components of changes in cash flows for the six months ended June 30, 1999 and 1998 and for the years ended December 31, 1998, 1997, and 1996.

  Cash Flows from Operating Activities

     Cash used in operating activities was $775.2 million during the six months ended June 30, 1999 and $547.4 million during the six months ended June 30, 1998, and $143.3 million during the year ended December 31, 1998, $399.3 million during the year ended December 31, 1997 and $466.2 million during the year ended December 31, 1996. We finance our revenue earning vehicle purchases with secured vehicle financings. Cash provided by operating activities was $34.9 million for the six months ended June 30, 1999 and $308.3 million for the six months ended June 30, 1998, and $145.6 million for the year ended December 31, 1998, $103.8 million for the year ended December 31, 1997 and $124.8 million for the year ended December 31, 1996, in each year, excluding revenue earning vehicle depreciation and purchases of revenue earning vehicles, net of sales.

  Cash Flows from Investing Activities

     Cash flows from investing activities consist primarily of capital additions. Capital additions were $92.5 million during the six months ended June 30, 1999, $109.4 million during the six months ended June 30, 1998, $193.5 million during the year ended December 31, 1998, $84.5 million during the year ended December 31, 1997 and $37.8 million during the year ended December 31, 1996. The increases in capital additions during the years ended December 31, 1998 and 1997 are primarily a result of the development of Global Odyssey and, in 1997, airport facility improvements.

     We intend to finance capital expenditures through cash on hand and other financings.

  Cash Flows from Financing Activities

     Cash flows from financing activities during the six months ended June 30, 1999 and 1998 and the years ended December 31, 1998, 1997 and 1996 consisted primarily of revenue earning vehicle and working capital financing.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The tables below provide information about our market sensitive financial instruments and constitute "forward-looking statements." All items described are non-trading.

     Our major market risk exposure is changing interest rates, primarily in the United States. Due to our limited foreign operations, we do not have material market risk exposures relative to changes in foreign exchange rates. Our policy is to manage interest rates through the use of a combination of fixed and floating rate debt. We use interest rate derivatives to adjust interest rate exposures when appropriate, based upon market conditions. These derivatives consist of interest rate swaps, caps and floors which we enter into with a group of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss. We use variable to fixed interest rate swap agreements and interest rate caps and floors to manage the impact of interest rate changes on our variable rate debt. Expected maturity dates for variable rate debt and interest rate swaps, caps and floors are based upon contractual maturity dates. Average pay rates under interest rate swaps are based upon contractual fixed rates. Average variable receive rates under interest rate swaps are based on implied forward rates in the yield curve at the reporting date. Average rates under interest rate caps and floors are based upon contractual rates.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. The fair value of variable rate debt approximates the carrying value since interest rates are variable and, thus, approximate current market rates. The fair value of interest rate swaps, caps and floors is determined from dealer quotations and represents the discounted future cash flows through maturity or expiration using current rates, and is effectively the amount we would pay or receive to terminate the agreements.

                                                                                                        FAIR
                                                 EXPECTED MATURITY DATE                                VALUE
                                --------------------------------------------------------              JUNE 30,
JUNE 30, 1999:                   1999      2000      2001    2002     2003    THEREAFTER    TOTAL       1999
--------------                  ------   --------   ------   -----   ------   ----------   --------   --------
                                                                (IN MILLIONS)
(Asset)/Liability
Variable rate debt............  $259.2   $2,055.5   $  1.0   $35.0   $550.0     $700.0     $3,600.7   $3,600.7
  Average interest rates......    4.94%      5.01%    4.84%   5.88%    5.28%      5.27%
Interest rate swaps...........   450.0      300.0    100.0      --    200.0         --      1,050.0         .7
  Average pay rate............    5.82%      5.96%    5.63%     --     5.59%        --
  Average receive rate........    5.61%      5.85%    6.24%     --     6.38%        --
Interest rate caps............      --         --       --      --    550.0      700.0      1,250.0      (48.0)
  Average rate................      --         --       --      --     5.73%      6.26%
Interest rate floors..........      --         --       --      --    550.0      700.0      1,250.0       31.2
  Average rate................      --         --       --      --     5.73%      6.26%

                                              EXPECTED MATURITY DATE                                 FAIR VALUE
                            ----------------------------------------------------------              DECEMBER 31,
DECEMBER 31, 1998:            1999       2000      2001    2002     2003    THEREAFTER    TOTAL         1998
------------------          --------   --------   ------   -----   ------   ----------   --------   ------------
                                                               (IN MILLIONS)
(Asset)/Liability
Variable rate debt........  $2,548.6   $1,259.9   $   --   $35.0   $   --     $   --     $3,843.5     $3,843.5
  Average interest
    rates.................      5.60%      5.55%      --    5.88%      --         --           --           --
Interest rate swaps.......     650.0    1,000.0    250.0   150.0    400.0         --      2,450.0         45.3
  Average pay rate........      5.83%      5.94%    6.15%   5.88%    5.64%        --           --           --
  Average receive rate....      5.19%      5.41%    5.53%   5.53%    5.53%        --           --           --

                                              EXPECTED MATURITY DATE                                 FAIR VALUE
                            ----------------------------------------------------------              DECEMBER 31,
DECEMBER 31, 1997:            1998      1999      2000      2001    2002    THEREAFTER    TOTAL         1997
------------------          --------   ------   --------   ------   -----   ----------   --------   ------------
                                                               (IN MILLIONS)
(Asset)/Liability
Variable rate debt........  $2,241.4   $153.7   $1,072.7   $   --   $35.0     $   --     $3,502.8     $3,502.8
  Average interest
    rates.................      6.13%    6.20%      5.86%      --    6.28%        --           --           --
Interest rate swaps.......     300.0    650.0    1,000.0    150.0   150.0         --      2,250.0          8.0
  Average pay rate........      5.85%    5.81%      5.95%    6.50%   5.88%        --           --           --
  Average receive rate....      5.50%    5.50%      5.50%    5.50%   5.50%        --           --           --

SEASONALITY

     Our business, and particularly the leisure travel market, is highly seasonal. Our third quarter, which includes the peak summer travel months, has historically been the strongest quarter of the year. During the peak season, we increase our rental fleet and workforce to accommodate increased rental activity. As a result, any occurrence that disrupts travel patterns during the summer period could have a material adverse effect. The first and fourth quarters for our operations are generally the weakest because of limited leisure travel and a greater potential for adverse weather conditions. Many of the operating expenses such as rent, general insurance and administrative personnel remain fixed during periods of decreased rental demand.

YEAR 2000

     We utilize software and related technologies throughout our business that will be affected by the date change in the year 2000. We are addressing the issue of computer programs, embedded chips and third party suppliers that may be impacted by Y2K. We have developed a dedicated Y2K Project Office to coordinate compliance efforts and ensure that the project status is monitored and reported throughout the organization.

     We have identified four core phases in preparing for Y2K:

        Assessment. In the assessment phase, we perform an inventory of software, hardware, telecommunications equipment, facilities, and embedded chip technology. Also, we identify and prioritize critical systems and vendors.

        Analysis. In the analysis phase, we review each system or item assessed as critical to determine Y2K compliance. We also evaluate key vendors at this time to determine their compliance status.

        Remediation. In the remediation phase, we make modifications or replacements to critical systems and equipment to make them Y2K compliant, or we replace the systems and/or vendors with compliant systems or vendors. We also make decisions as to whether changes are necessary or feasible for key third-party suppliers.

        Testing and Validation. In the testing and validation phase, we prepare, execute and verify the testing of critical systems.

     We have developed plans to correct Y2K issues and, to date, have made progress as described below:

     For several years, we, in conjunction with external consultants, have been developing the Global Odyssey system, which will replace substantially all rental systems, as well as the applicable hardware and operating systems. This system was designed to be Y2K compliant and Y2K testing was completed before the implementation of the Global Odyssey reservation, operations and financial systems at National's domestic operations prior to the end of 1998. We implemented the Global Odyssey fleet system at National's North American locations during the first quarter of 1999.

     Alamo has completed remediation of all of its existing systems. Testing is substantially complete but will continue throughout the remainder of 1999.

     We have assessed the majority of our North American rental locations to identify other critical business systems, products and vendors, including embedded chip issues. Remediation is ongoing to modify or replace business systems, products and vendors that are not Y2K compliant. Remediation was substantially complete as of September 1999. We have also developed a plan for our European locations, some of which Alamo supports. The remaining European locations are supported by systems developed and supported by the United Kingdom headquarters. These systems have been remediated and testing is scheduled to be completed by the end of October 1999.

     CarTemps USA has only one automated mission critical application. That application is believed to be compliant and is undergoing testing which we expect to complete by the end of October 1999.

  Costs To Address Y2K

     As of June 30, 1999, we have spent approximately $8.8 million on Y2K efforts across all areas. We currently expect to spend a total of approximately $11.4 million when our Y2K efforts are complete. These amounts exclude costs associated with replacing our systems with Global Odyssey since the Global Odyssey implementation was planned in advance and not accelerated as a result of Y2K. We expect to fund Y2K costs through operating cash flow. Y2K expenditures vary significantly in project phases and vary depending on remedial methods used. Past expenditures in relation to total estimated costs should not be considered or relied on as a basis for estimating progress to completion for any element of the Y2K project.

  Risks and Contingency Plans

     We presently believe that, upon remediation of our business software applications, embedded technology and compliance by key vendors, the Y2K issue will not present a materially adverse risk to our future consolidated results of operations, liquidity and capital resources. However, if we do not complete this remediation in a timely manner, we believe that the most likely worst case scenario would be either a delay or disruption in the delivery of products, including the supply of new vehicles and/or original equipment manufacturer replacement parts or a failure in one or more travel reservation systems. Either of these conditions could have a material adverse impact on our operations including loss of revenue, increased operating costs, loss of customers or suppliers, or other significant disruptions to our business.

     We have developed comprehensive business contingency plans for all mission critical business processes. We will modify and update these plans throughout the remainder of 1999.

     Determining the Y2K readiness of third party products and business dependencies requires pursuit, collection and appraisal of voluntary statements made or provided by those parties, if available, together with independent factual research. We have identified our material third-party relationships and we have surveyed these parties. We are analyzing the results as we receive the surveys. Although we have taken, and will continue to take reasonable efforts to gather information to determine and verify the readiness of products and dependencies, there can be no assurances that reliable information will be offered or otherwise available. In addition, verification methods (including testing methods) may not be reliable or fully implemented. Accordingly, notwithstanding the foregoing efforts, there are no assurances that we are correct in our determination or belief that a product (information technology and other computerized equipment) or a business dependency (including a supplier, distributor or ancillary industry group) is Y2K ready.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires computer software costs associated with internal use software to be expensed as incurred until certain capitalization criteria are met. We adopted SOP 98-1 prospectively beginning January 1, 1999. Adoption of this Statement did not impact our consolidated financial position or results of operations.

     In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 requires all costs associated with pre-opening, pre-operating and organization activities to be expensed as incurred. Our accounting policies conform with the requirements of SOP 98-5, therefore, adoption of this Statement does not impact our consolidated financial position or results of operations.

     In June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 amends FASB Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") by deferring the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. We will adopt SFAS 133 beginning January 1, 2001. We have not yet quantified the impact of adopting SFAS 133 on our consolidated financial statements. However, SFAS 133 could increase volatility in earnings and other comprehensive income.

FORWARD-LOOKING STATEMENTS

     Certain statements and information included in this Registration Statement constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These statements contain statements of our intentions, beliefs, expectations, or predictions for the future, including statements regarding:

     - our ability as an independent company to obtain credit facilities and other services and the financial terms of these facilities and services;

     - the continued growth of demand for rental vehicles;

     - our ability to achieve operating leverage and economics of scale;

     - our belief that the technical issues associated with Global Odyssey have been resolved; and

     - the cash flow that will be generated from operations.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among other things:

     - risks relating to the spin-off and our operation as an independent public company;

     - our substantial debt and increased cost of capital following the spin-off;

     - risks relating to demand for rental vehicles, including seasonality, decreases in air travel and fuel costs and supply;

     - the impact of problems we have experienced with our computer operating system;

     - the continued availability of repurchase programs and the ability of the manufacturers to fulfill their obligations under these programs;

     - the adoption of federal, state or local regulations including those that restrict our ability to sell optional products; and

     - the risks and costs associated with complying with the date change in the year 2000.

                                    BUSINESS

INDUSTRY OVERVIEW

     According to industry analysts, in 1998 the global automotive rental industry generated approximately $24 billion annually with an annual domestic revenue of approximately $16 billion and an annual international revenue of approximately $8 billion. The industry includes fewer than ten significant global competitors.

  North American Market

     The North American market is mature, consisting of six major competitors conducting business within two principal markets, the $11.5 billion daily rental market, which includes both business and leisure, and the $4.5 billion replacement rental market.

     - Daily Rental

     The daily rental market consists of two principal sub-markets, business and leisure rentals, each representing about 50% of the total market. We derive most of our daily rental market revenue from deplaning passengers, primarily at on-airport or near-airport sites. Along with ANC Rental's Alamo and National operations, the significant companies in the daily rental market include Hertz, Avis, Budget, and Dollar/Thrifty.

     Since 1996, market fundamentals have improved steadily in the daily rental market, marked by increasing yields, solid transaction growth and declining fleet costs. According to information provided by major U.S. airports, vehicle rental industry revenue has increased at a compound annual rate of approximately 10% since 1992. We believe that factors such as increases in airline passenger traffic, increased business travel and demographic trends, among others, may continue to increase the demand for rental vehicles. Our network of airport rental locations accounted for approximately 97% of our domestic revenue in 1998.

     Customers in the daily rental market are generally:

        (1) business travelers renting under negotiated contractual arrangements between their employers and the rental company;

        (2) business and leisure travelers who may receive discounts through travel, professional or other organizations;

        (3) small corporate accounts that are provided with a rate and benefits package that does not require a contractual commitment; or

        (4) leisure travelers with no organizational or corporate affiliation.

     Travelers who do not have the benefits of negotiated contractual arrangements generally are influenced by price, advertising and reputation for reliability and service.

     - Replacement Rental

     The replacement rental market is nearly exclusively off-airport, deriving its business from two principal sources:

        (1) the short term replacement of a person's primary vehicle while it is out of service for extended repair; and

        (2) discretionary short term rentals for local business or leisure travel.

     Along with ANC Rental's CarTemps USA operations, the significant companies in the replacement rental market include Enterprise Rent-A-Car and the key participants in the daily rental market.

     The replacement rental market is characterized by relatively low revenue per day and long rental periods. With the principal revenue stream from insurance company collision claim centers, many transactions are directed to a specific rental car company by way of a corporately negotiated standard rental contract. Because of this and other unique service delivery requirements, until recent years, the major on-airport rental businesses have not actively participated in the replacement market. Over the last two to three years, however, each of the major participants in the on-airport rental business has reconsidered their position and has begun to enter the generally off-airport replacement rental market.

  International Market

     The $8.0 billion international market can be broken into two categories:
(1) developed markets, including Europe, Australia and Japan; and (2) developing markets, including Latin America, Africa and the Far East. The developing markets are highly fractionalized and characterized by limited infrastructure and capital which hampers the overall growth of the automotive rental industry.

     A significant portion of the international market revenue is concentrated in the top five European rental markets, comprised of the U.K., France, Spain, Germany and Italy. We participate in all five of these markets with corporate operations in the U.K. and Germany and franchised operations in France, Italy and Spain.

  Changes in Ownership

     Significant changes in the ownership of participants in the vehicle rental industry have occurred since 1996. AutoNation acquired Alamo and National from private owners. Team Rental Group, Inc., a large, publicly owned franchisee of Budget, acquired control of Budget from Ford. Hertz, Avis and Dollar-Thrifty, which previously were privately owned by Ford, Cendant and Chrysler, respectively, have each conducted an initial public offering of their shares. We believe that these companies, now all publicly owned, will increasingly focus on profitability.

COMPANY OVERVIEW

     Our company serves both the daily rental market, including the leisure and business sub-markets, and the replacement rental market. In 1998 we operated an average worldwide fleet of 331,000 cars, which we believe is one of the largest fleets in the automotive rental industry. Our Alamo and National brands serve the daily rental needs of both leisure and business travelers from a network of approximately 3,000 on-airport and near-airport locations in all 50 states of the United States, as well as in Canada, Europe, the Caribbean, Latin America, Asia, the Pacific, Australia, Africa and the Middle East. Alamo operates only through corporate-owned locations in the United States and through both corporate-owned and franchised locations internationally. National operates through both corporate-owned and franchised locations in the United States and internationally. CarTemps USA serves the domestic replacement rental market, operating in over 400 locations throughout the United States. We intend to achieve operating leverage and economies of scale in fleet financing, fleet utilization, revenue management and reservations inherent in a company of our size. To this end, we have already begun to integrate some of the common business functions of Alamo, National and CarTemps such as information systems and fleet management.

OPERATIONS

     Combined, Alamo, National and CarTemps make us one of the largest rental car providers in the world. We intend as our business strategy to leverage the strengths of our brands including the significant name recognition of Alamo and National.

  Daily Rental Operations

     Alamo has been in business for more than 25 years and has built a reputation as a leader in the leisure rental market. We believe that Alamo meets the needs of the value conscious leisure traveler. Alamo operates in 35 states in the United States and in Canada, Mexico and Europe.

     Alamo is a highly consumer-oriented brand that enjoys both domestic and international recognition as a value-oriented leisure travel provider. Alamo has a straightforward philosophy that focuses on the unique perceptions, attitudes, motivations and needs of its target leisure traveler customers to provide an enhanced rental experience. Employing this philosophy, we believe that Alamo delivers value and builds customer loyalty. To promote the Alamo philosophy, we have invested heavily in the resources necessary to ensure consistent brand execution in all of our locations and in all aspects of our business including reservations, busing, employee uniforms, signage, wayfinding and service delivery. Alamo has expanded its product offerings, particularly in its high-volume leisure locations, to include items traditionally considered outside the automotive rental business. Products essential to leisure travel such as luggage handling, family entertainment and changing stations and personalized vacation planning tools and resources will shortly become part of the Alamo product mix.

     Because the Alamo brand targets the leisure traveler, approximately 25% of its business comes from the direct consumer sub-market and demand is driven in large part by our direct advertising and promotional efforts. Additional market strongholds are in the domestic tour, international tour, travel agent and affinity markets, which account for 60% of revenue. Ancillary markets include small corporate travelers where value is the critical buying factor.

     With the brand's leisure focus, Alamo's top ten rental locations, which generate in excess of 40% of its total revenue, are in major tourist destinations in Florida, California, Nevada, Arizona and Hawaii.

     A significant portion of the Alamo brand's business is booked in advance through calls to its reservations centers. In the last two years, Alamo's Internet on-line reservation system has been favorably received in the marketplace and is currently generating approximately 5% of Alamo's total bookings.

     National and its predecessors have been operating under the "National" name since 1947. National has built its reputation in the automotive rental industry as a provider of high quality rental vehicles, targeting the demanding needs of the frequent traveler. National's vehicle rental business operates in all 50 states of the United States, as well as in Canada, the Caribbean, Latin America, Asia, the Pacific, Australia, Europe, Africa and the Middle East. National serves its customers in Japan and other parts of the Pacific through a marketing affiliation with Nippon-Rent-A-Car. Before February 1, 1998, National served its customers in Europe, Africa and the Middle East through a marketing affiliation with Europcar/Interrent. Beginning February 1, 1998, as a result of our acquisition of EuroDollar plc in the fourth quarter of 1997, National began to operate, and in some cases license, locations in each of these markets. EuroDollar operations in Europe were rebranded as National operations in 1998.

     The National brand offers the renter a quick, simple and efficient rental process tailored to meet the requirements of the sophisticated and frequent renter. The National brand's Emerald Aisle service offering most clearly reflects its approach to the rental process and customer experience. A customer enrolled in the brand's proprietary Emerald Club program is neither required to make an advanced reservation nor visit the rental counter to complete the transaction. Rather, the customer may proceed directly to the Emerald Aisle, select the car of his or her choice and proceed to the exit gate where the transaction is completed in a matter of minutes. Speed, choice and simplicity are all goals of the National brand guarantee.

     The National brand has found success positioning itself in the business travel market. Accordingly, its core sub-markets are medium and large corporate accounts representing in excess of 50% of its revenue. Its remaining revenue comes from the leisure travel market through sources such as travel agents and affinity groups.

     With the National brand's focus on the frequent traveler, its business base is more diverse than Alamo's. National's top ten rental locations, which account for approximately 30% of its total revenue, are comprised of business travel destinations, such as Los Angeles, Atlanta, Chicago, San Francisco, Newark, Dallas and Orlando.

     To maintain and enhance its reputation in the business travel market, National has implemented programs to improve the rental experience for its customers. For example, National's Emerald Aisle "pick your own" vehicle approach has significantly increased the speed of the rental process. To improve customer service, National built 200 additional exits in 1997 to allow customers to leave rental locations with a minimum of time and hassle.

     During 1999, National launched and upgraded its Internet on-line reservations system. Initial acceptance of the site has been positive and National anticipates that over time the Internet on-line reservations system will increase in importance as a rental reservation medium.

     Within our North American daily rental business, we intend to maximize the benefits of the brand name recognition of both Alamo and National while realizing economies of scale through the consolidation of some of their common business functions.

     Organizationally, both the Alamo and National business units remain stand-alone operations responsible for all activities directly affecting the customer such as airport relations and sales, marketing and counter operations. We anticipate that our shared services organization will provide operating and administrative services to our business units including fleet management and maintenance, reservations, revenue management, accounting, legal, risk management and human resource services.

     We operate five reservations centers used primarily for bookings by business and leisure travelers. The reservation system reroutes calls to less utilized centers so that customers get the best and quickest service. In addition, the reservation systems used by Alamo and National are linked so that if one is sold out the customer will be rerouted to the other for service. A large percentage of Alamo's and National's bookings are also made through an automated global distribution system.

  Replacement Rental Operations

     We serve the replacement rental market through our CarTemps USA operating subsidiary. We launched the CarTemps USA brand in January 1998 by consolidating the former Spirit Rent-A-Car, Snappy Car Rental and Alasys replacement rental businesses. In the first quarter of 1998, we consolidated Spirit, Snappy and some of our Alasys rental locations on a city-by-city basis, maximizing our presence in each of the then existing markets. We simultaneously focused on consolidating the administrative activities of our replacement rental operations in Solon, Ohio under one management team. We completed these consolidation activities within the CarTemps USA business in the first half of 1998. Since then, CarTemps USA has expanded its business by opening new locations, particularly within the network of service, repair and collision center operations in AutoNation's automotive retail business.

     We intend to expand CarTemps USA's presence in the replacement rental market through geographic expansion, further development of relationships with insurance companies and arrangements with AutoNation and other automotive dealerships as additional sources of replacement rental business.

  International Operations

     Our international operations consist of corporate-owned and franchise operations in Europe, Africa, the Middle East, Asia, the Pacific, Latin America and the Caribbean. The majority of our international revenue is generated in the United Kingdom.

     Until October 1997 our corporate-owned operations consisted solely of Alamo locations in the U.K., Germany and several smaller continental European countries. In October 1997, we significantly increased our presence with the acquisition of EuroDollar plc. which moved us into a market leadership role in the U.K. Commencing in February 1998, we began the consolidation and expansion of operations, combining the acquired EuroDollar operations with Alamo Europe and some existing EuroDollar licensees and joint ventures. In April 1998, we acquired a controlling interest in a rental operation in Australia. Since that time we have focused our efforts on re-branding the businesses and developing the network for both the Alamo and National brands.

     Today we operate the Alamo and National brands in 67 countries outside the USA and Canada. Internationally, we have over 2,000 locations consisting of both on-airport and city operations. We operate an international fleet of approximately 120,000 rental vehicles, of which approximately 45,000 are within our corporate-owned locations.

     Within Europe, the business market accounts for 47% of our total revenue, the leisure market accounts for 45% of our total revenue and the replacement market accounts for 8% of our total revenue.

     Alamo's market strength is in the leisure rental market. Traditionally we have focused on generating inbound leisure business to the United States from tour operators, car rental brokers and retail travel agencies. In 1999 we expanded our sales force to focus more heavily on the previously underserved Pan-European and U.S. to Europe leisure travel markets, capitalizing globally on the strength of the Alamo brand name.

     National supports its local country sales forces in Europe with a newly formed Pan-European sales force in all major countries. The Pan-European sales force is geographically based at the point of decision for each multi-national account, creating a seamless global account management system to benefit our multi-national corporate customers. The efforts of the sales force are supported through our global reservations and distribution capabilities.

  Additional Products and Services

     In addition to basic vehicle rental charges, the sale of rental related products generates a significant, but declining, percentage of our revenue. These rental related products include collision damage waivers, additional liability protection, personal accident and personal effects protection, other travel related insurance coverage and travel related products such as vehicle upgrades, gasoline services, inter-city drop-off charges, and miscellaneous items such as child restraint seats, ski racks, cellular phones and additional driver fees.

FLEET ACQUISITION AND MANAGEMENT

     The single largest cost to a rental car company is its fleet. Since the late 1980s, vehicle rental companies have acquired vehicles primarily through repurchase programs. Repurchase prices under the repurchase programs are based on either a specified percentage of original vehicle cost determined in the month the vehicle is returned or the original capitalization cost less a set daily depreciation amount. These repurchase programs limit a vehicle rental company's residual risk with respect to vehicles purchased under the programs. This enables vehicle rental companies to determine depreciation expense in advance. We believe that most vehicles in the fleets of U.S. vehicle rental companies that participate in the daily rental market are these "non-risk" vehicles.

  Vehicle Supply

     General Motors has been the principal supplier of rental vehicles to Alamo and National for many years. In the 1999 model year, vehicles manufactured by General Motors made up approximately 78% of our domestic rental fleet purchases.

     Seventy-five percent of our fleet purchases are subject to manufacturer repurchase programs under which either the manufacturer is obligated to repurchase vehicles within designated periods of time or has guaranteed that the vehicles will not depreciate more than a specified amount compared to actual auction prices. Using manufacturer repurchase programs, Alamo and National acquired approximately 94% of their combined U.S. rental fleet in model year 1997, 91% of their combined U.S. rental fleet in model year 1998 and 95% of their combined U.S. rental fleet in model year 1999. For model year 2000, we anticipate that approximately 95% of the combined U.S. rental fleet of Alamo and National will be acquired under repurchase programs. We may, at our option, require the manufacturers to repurchase vehicles under the repurchase programs at any time during allowable periods. If we return vehicles subject to repurchase programs earlier than originally anticipated, we typically will incur additional depreciation expense for the period during which these vehicles were in service. Vehicle depreciation expense is the single largest cost component of our operations, and vehicle manufacturers' repurchase programs materially affect this expense.

     Under repurchase programs with General Motors, the rental fleets of Alamo and National must consist of specified minimum percentages of General Motors vehicles. Through model year 2000, at least 51% of the vehicles in the respective fleets of Alamo and National must come from General Motors if Alamo and

National are to remain eligible for incentives under the repurchase programs. In return, General Motors has agreed to make available a specified minimum number of vehicles each model year.

     Purchases outside of repurchase programs come from a number of sources, including vehicle manufacturers, private and public auctions, wholesalers, and automotive dealerships.

  Vehicle Disposition

     Our current operating strategy is to hold vehicles in our daily rental fleet for not more than 12 months, with the average fleet age being less than six months. Our current operating strategy is to hold vehicles in our replacement rental fleet for not more than 24 months, with the average fleet age being less than 12 months. Approximately 95% of the vehicles acquired for our North American daily rental fleet during the 1999 model year, including most General Motors vehicles, were eligible for repurchase programs. These programs impose return conditions, including those related to mileage and repair condition over specified allowances. Less than 3.4% of the repurchase program vehicles purchased by us in 1998 were ineligible for return. Upon return of a repurchase program vehicle, we receive a price guaranteed at the time of purchase and are thus protected from a decrease in prevailing used car prices in the wholesale market. We also dispose of our used vehicles that repurchase programs do not cover at dealers in the United States through informal arrangements or at auctions. The future percentage of repurchase program vehicles in our fleet will depend on the continued availability of repurchase programs, over which we have no control.

  Maintenance

     We place a strong emphasis on vehicle maintenance since quick and proper repairs are critical to fleet utilization. To accomplish this task we employ full-time National Institute for Automotive Service Excellence fully certified technician instructors. In addition, we have entered into agreements with numerous AutoNation dealerships under which they agree to maintain and service our local fleet vehicles. These arrangements provide us with qualified and experienced technicians with established manufacturer relationships.

CUSTOMERS

     In 1998, no one customer accounted for more than 10% of our total revenue.

BUSINESS STRATEGY

     Our strategy is to be the global automotive rental provider of choice, achieving consistent, sustainable and profitable growth through the strategic positioning of our brands in the vehicle rental market. Toward this end we seek to improve stockholder value by:

        - establishing brand value by providing a consistently superior rental experience to our customers;

        - achieving sustainable and profitable growth;

        - achieving a competitive cost structure; and

        - increasing operating margins.

     We believe we are a uniquely positioned business. We operate under three independent and distinct brands in the vehicle rental market. We believe our multi-brand business model will allow us to achieve consistent and sustainable growth in the market by better serving the needs of the individual car renter. Additionally, we believe that the sharing of common administrative support operations among the brands will allow us to achieve the economies of scale we believe are inherent in a business of our size.

COMPETITION

     The automotive rental industry is characterized by intense price and service competition. We compete through a competitive pricing structure, increased service levels, better vehicle quality, availability and value, and convenient rental locations maintained in good condition. In any given location, we may encounter competition from national, regional and local vehicle rental companies. Our main domestic competitors in the business and leisure travel markets are Avis, Inc., Budget Rent-A-Car Corporation, The Hertz Corporation, and, in certain locations, Dollar-Thrifty Rent-A-Car and, in the replacement rental market, the companies above and Enterprise Rent-A-Car Company. In Europe and other foreign markets, our vehicle rental business competes with the companies listed above, as well as with their international affiliates and licensees and other national and local vehicle rental companies. At times, industry-wide price pressures have adversely affected the major vehicle rental companies, and our vehicle rental business has, on such occasions, priced its product in response to these pressures. Moreover, at times when the vehicle rental industry has experienced vehicle oversupply, competitive pressure has intensified, with a negative impact on the industry's rental rates. Over time we are focused on optimizing our cost structure to improve our overall competitive position. Among the most significant of the initiatives are the integration of some administrative functions and the implementation of common operating systems and technologies where integration is practical.

PROPERTIES

     We believe that our facilities are sufficient for our needs. We own office facilities in Minneapolis, Minnesota and Fort Lauderdale, Florida, as well as a reservations center in Charleston, South Carolina. We lease reservation and data centers in Charlotte, North Carolina, Boca Raton and Fort Lauderdale, Florida and Salt Lake City, Utah, and an administrative facility in Solon, Ohio.

     We conduct our system-wide operations at over 3,000 locations throughout the world, of which approximately 1,000 are located within the United States and approximately 2,000 are located outside the United States. These locations include rental and sales offices, rental and service facilities located on or near airports and in central business districts in major U.S. cities and suburban areas. We lease most of these premises.

     Our facilities serving airport locations are located on airport property or near the airport in locations convenient for bus transport of customers to the airport. We lease nearly all of these airport locations from governmental authorities charged with the operation of the airports under arrangements generally providing for either the payment of a fixed rent or the payment of rent based on a percentage of revenues at a location with a guaranteed annual minimum payment. Most of our other facility leases provide for fixed rental payments. Each of the airport facilities in the metropolitan areas we serve includes, in addition to concession space, vehicle storage and maintenance areas, as well as rental and return facilities. The typical airport facility leases may not necessarily have the same duration as our local airport concession agreement. Most of our airport facility leases expire at varying times over the next ten years. Some of these leases include purchase options at the end of their terms.

     We lease our city and suburban rental locations from third parties, including some dealerships owned by AutoNation, under lease agreements which expire at various times over the next ten years.

AUTOMOTIVE REGULATIONS

     Our operations generally are subject to various federal, state and local laws and regulations including those relating to taxing and licensing of vehicles, consumer protection, finance, insurance, advertising, currency controls, used vehicle sales, zoning and land use, environmental and labor matters. In addition, a majority of states have considered legislation affecting the sale of loss damage waiver products. To date, approximately half of the states have enacted legislation requiring disclosure to each customer at the time of rental that the customer's personal automobile insurance may cover damage to the rental vehicle and therefore purchase of a collision damage waiver may be unnecessary. In addition, adoption of national or state legislation limiting the sale or capping the rates of collision damage waiver products could further restrict sales of this product and additional limitations of potential customer liability could increase the cost of our operations. During the past two years, however, one state enacted legislation to rescind the price control of collision damage waivers, and another state has enacted legislation to partially rescind renter immunity from liability and permit the sale of collision damage waivers.

     As a result of private and past governmental regulatory legal proceedings in some states regarding the sale of loss damage waivers and other optional service items at the rental counter, including liability insurance, personal accident coverage, personal effects coverage and other travel related coverages, the vehicle rental industry has requested regulatory agencies and legislative bodies to provide affirmative authorization for the sale of these services and products. To date, several states have either adopted clarifying legislation to fully exempt the industry from licensing requirements or enacted special or limited licenses to specifically cover the sale of insurance products incidental to the vehicle rental. However, the outcome of the legal proceedings and the initiation of any future governmental regulatory proceedings could negatively impact the revenue generated from the sale of these services and products.

     Our operations are also subject to various federal, state and local consumer protection laws and regulations including those relating to advertising and disclosure of charges to customers. The National Association of Attorneys General has promulgated suggested guidelines for vehicle rental advertisements. Alamo and two other industry participants are subject to substantially similar consent decrees resulting from Federal Trade Commission inquiries initiated in 1989, which consent decrees require certain disclosures to customers at each stage of the rental transaction, including in advertisements, of charges that are mandatory and not otherwise reasonably avoidable. The rental car industry has sought and obtained legislation in numerous states which expressly permits the separate itemization of vehicle registration fees, airport facility charges and transportation surcharges.

ENVIRONMENTAL MATTERS

     The operation of our business is subject to a variety of federal, state and local requirements which regulate health, safety, the environment, zoning and land use. Each state in which we operate has its own laws and regulations governing the management of hazardous materials, water and air emissions, solid waste disposal, and, in most cases, the release and cleanup of regulated substances, and liability for these matters. In addition, federal, state or local governmental authorities may require permits for some activities at our facilities, and these permits may be subject to renewal, modification or revocation. These governmental authorities can enforce compliance with these regulatory requirements, and may seek to obtain injunctions or impose fines and other sanctions, including criminal penalties, for alleged violations.

     We strive to conduct our operations in compliance with applicable laws and regulations. Our business involves the use, handling, storage, and/or contracting for recycling or disposal of materials such as used motor oil and filters, transmission fluids, antifreeze, refrigerants, paints, thinners, batteries, cleaning solvents, lubricants, degreasing agents and fuel. In response to the trend in many states toward waste reduction and recycling programs, we are reviewing additional opportunities to implement different applications, for example, airbrush painting, and to use alternative products, thereby reducing waste generation and related disposal or recycling costs.

     Water quality protection programs under the Federal Water Pollution Control Act of 1972, as amended and other federal laws such as the Safe Drinking Water Act, as amended, affect our operations. Similarly, our operations are subject to the federal Clean Air Act, and related state and local laws regarding air emissions. The Occupational Safety and Health Act of 1970, as amended, authorizes the Occupational Safety and Health Administration of the U.S. Department of Labor to promulgate occupational safety and health standards. Various standards, including those requiring that employees receive information and training regarding the management of hazardous materials, apply to our business operations. We do not expect that the costs of complying with applicable water and air quality programs and OSHA regulations will have a material adverse effect on us.

     The Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended, along with related regulations, establish a framework for regulating the handling, transportation, treatment and disposal of hazardous and non-hazardous solid wastes. In addition, a subchapter of RCRA regulates underground storage tanks. Many of our operations operate underground storage tanks, which we use primarily to store petroleum-based products. RCRA and various federal, state and local laws and regulations mandate periodic testing, upgrading, closure and/or removal of underground storage tanks and, in the event of leaks from these tanks, require clean-up of the affected groundwater and soils. We have a number of underground storage tanks that have been, or are being upgraded, removed or closed in place. If underground storage tanks owned or operated by us leak, and the leak migrates onto the property of third parties, we could be subject to liability for response costs, and other damages to these third parties. Compliance with regulations related to underground storage tanks has not had, and is not expected to have, a material adverse effect on us.

LIABILITY INSURANCE AND BONDING

     The nature of our business exposes us to the risk of liabilities arising out of our operations. These potential liabilities could involve, for example, claims of employees, customers or third parties for personal injury or property damage occurring in the course of our operations, claims for remediation costs, personal injury, property damage, and damage to the environment in cases where we may be held responsible for the escape of harmful materials. We could also be subject to fines and civil and criminal penalties in connection with alleged violations of regulatory requirements.

     The nature of our business also exposes us to significant risk of liability for damages arising primarily out of accidents involving automobiles rented from our vehicle rental fleet. Laws in some states impose vicarious liability on automotive rental companies, which increases our risk. Subject to the risk levels discussed below, we manage our exposure through a combination of qualified self insurance and risk transfer to insurance companies which are rated as financially sound by insurance rating agencies. We carry substantial liability coverage, but catastrophic losses may occur which exceed the amount of our coverage limits.

     We either purchase commercial insurance or act as our own qualified self-insurer for automobile liability, general liability, workers' compensation and employer's liability claims. We retain up to $1.0 million of risk per claim, plus claims handling expense under our various property and liability insurance programs. Commencing in 1998, for claims occurring after November 30, 1997, we began purchasing insurance from AutoNation's insurance subsidiary for auto liability, general liability and workers compensation risks up to our $1.0 million retention. AutoNation will contribute the insurance subsidiary and the related insurance risks to us before the spin-off. We purchase umbrella liability insurance to provide insurance in excess of the primary liability insurance policies and/or retained losses. The level of risk we retain may change in the future as insurance market conditions or other factors affecting the economics of our insurance purchasing change. Although we strive to operate safely and prudently and have, subject to certain limitations and exclusions, substantial liability insurance, we may be exposed to uninsured or underinsured losses that could have a material adverse effect on our results of operations and financial condition.

     Provisions for retained or self-insured claims are made by charges to expense based upon periodic evaluations of the estimated ultimate liabilities on reported and unreported claims. We have collateral requirements that are set by insurance companies which underwrite our insurance programs. Our collateral requirements may change from time to time, based on, among other things, our claims experience.

EMPLOYEES

     At June 30, 1999, we employed approximately 23,000 associates worldwide, approximately 2,600 of whom were covered by collective bargaining agreements. We also employ a substantial number of temporary and seasonal workers, and we engage outside services, as is customary in the industry, principally for the non-revenue movement of the rental fleet between locations. We believe that we have good relations with our employees.

SEASONALITY

     Our business, and particularly the leisure travel market, is highly seasonal. In these operations, the third quarter, which includes the peak summer travel months, has historically been the strongest quarter of the year. During the peak season, we increase our vehicle rental fleet and workforce to accommodate increased rental activity. As a result, any development that disrupts travel patterns during the summer period could have a material adverse effect on our financial condition and results of operations. The first and fourth quarters are generally the weakest, because during this time there is limited leisure travel and a greater potential for adverse weather conditions. In these slower periods, many of our expenses, including rent, general insurance and administrative personnel, remain fixed.

TRADEMARKS

     We own a number of registered trademarks and service marks, including Alamo(R), Alamo Rent a Car(R), National Car Rental(R), Emerald Club(R) and CarTemps USA(R). We also have a number of applications pending to register other marks. The current registrations of our service marks and trademarks in the United States and foreign countries are effective for varying periods of time, and may be renewed periodically provided that we comply with all applicable laws.

LEGAL PROCEEDINGS

     We are a party to various legal proceedings which have arisen in the ordinary course of our business. While the results of these matters cannot be predicted with certainty, we believe that losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on our results of operations or financial condition. However, an unfavorable resolution of any matter individually or any number of matters in the aggregate could materially, adversely affect our results of operations or cash flows for the quarterly periods in which they are resolved.

                                   MANAGEMENT

     Our directors and executive officers will be:

NAME                                        AGE   POSITION
----                                        ---   --------
H. Wayne Huizenga.........................   61   Acting Chairman
[Name]....................................  [ ]   Director
[Name]....................................  [ ]   Director
[Name]....................................  [ ]   Director
Michael S. Karsner........................   41   Acting Chief Executive Officer
Jeffry J. Parell..........................   44   President -- North American Operations
Dennis Custage............................   54   President -- International Operations
Karen Beard...............................   50   President -- Alamo
Robert L. Briggs..........................   46   President -- National
Edward D. Hammer..........................   42   President -- CarTemps USA
Wesley C. Fredenburg......................   48   Senior Vice President; General Counsel
D. Brad Frederiksen.......................   46   Senior Vice President; Chief Information
                                                  Officer
Ervin A. Zinter...........................   52   Senior Vice President; Principal
                                                  Accounting Officer

     H. WAYNE HUIZENGA joined our company as Acting Chairman in September 1999. Since August 1995, Mr. Huizenga has served as Chairman of the Board of AutoNation. From August 1995 until September 1999, Mr. Huizenga served as Chief Executive Officer or Co-Chief Executive Officer of AutoNation. Since May 1998, Mr. Huizenga has served as Chairman of the Board of Republic Services, Inc., a leading provider of non-hazardous solid waste collection and disposal services. From May 1998 to December 1998, Mr. Huizenga served as the Chief Executive Officer of Republic Services. Since September 1996, Mr. Huizenga has served as the Chairman of the Board of Boca Resorts, Inc., a leisure company which owns and operates luxury resort hotels and the Florida Panthers professional sports franchise. Since January 1995, Mr. Huizenga also has served as the Chairman of the Board of Extended Stay America, Inc., an operator of extended stay lodging facilities. From September 1994 until October 1995, Mr. Huizenga served as the Vice Chairman of Viacom Inc., a diversified entertainment and communications company, and also served as the Chairman of the Board of Blockbuster Entertainment Group, a division of Viacom. From April 1987 through September 1994, Mr. Huizenga served as the Chairman of the Board and Chief Executive Officer of Blockbuster Entertainment Corporation, during which time he helped build Blockbuster from a 19-store chain to the world's largest video rental company. In September 1994, Blockbuster merged into Viacom. In 1971, Mr. Huizenga co-founded Waste Management, which he helped build into the world's largest integrated solid waste services company, and he served in various capacities, including President, Chief Operating Officer and a director from its inception until 1984. Mr. Huizenga also owns the Miami Dolphins professional sports franchise as well as Pro Player Stadium in South Florida and is director of NationsRent, Inc., a provider of contractor equipment rental services, and theglobe.com, an internet on-line community.

     MICHAEL S. KARSNER has served as our Acting Chief Executive Officer since August 1999. Concurrently he serves as Senior Vice President and Chief Financial Officer of AutoNation, a position he has held since October 1996. From May 1998 until August 1998, Mr. Karsner also served as Senior Vice President and Chief Financial Officer of Republic Services, Inc. Before joining AutoNation, Mr. Karsner served as Senior Vice President and Chief Financial Officer of Dole Food Company, Inc, where he was employed since 1994. Dole Food Company is the world's largest producer and marketer of high-quality fresh fruits and vegetables and also markets a growing line of packaged foods. Before working at Dole Food Company, Mr. Karsner was employed with the Black & Decker Corporation for 10 years, as well as Citicorp and First National Bank of Maryland in various executive positions.

     JEFFRY J. PARELL is the President of our North American Operations, a position he has held with our company and with AutoNation's Rental Group since November 1998. From February 1997 until November 1998 he served as President and Chief Operating Officer of National. From June 1987 to February 1997,

Mr. Parell held a variety of positions at National including Executive Vice President -- Operations from November 1995 to February 1997.

     DENNIS CUSTAGE is the President of our International Operations, a position he has held with our company and with AutoNation's Rental Group since June 1999. Before joining AutoNation, Mr. Custage was the founder and President of Global Boardroom Solutions from April 1998 until June 1999. From June 1994 to April 1998, he was employed by Ryder System, Inc. in a variety of positions, most recently as Senior Vice President and General Manager of Ryder International from November 1996 to April 1998.

     KAREN BEARD has served as President of Alamo since November 1998. Before her appointment as President, she served as Senior Vice President of Sales Marketing and Advertising from October 1997 to November 1998. Ms. Beard is a 19 year veteran of Alamo and has held a variety of positions including Senior Vice President of Sales Marketing and Revenue Management from February 1997 to September 1997, Senior Vice President of North American Operations from January 1995 to February 1997 and Vice President of North American Sales from January 1994 to January 1995.

     ROBERT L. BRIGGS has served as President of National since November 1998. From February 1994 to November 1998 he served as Corporate Vice President, Sales of National. Mr. Briggs' career at National spans nearly 20 years and he has held a variety of positions in sales starting as an Account Manager in Cleveland, Ohio in 1980.

     EDWARD D. HAMMER has served as the President of CarTemps USA since September 1997. From 1989 until September 1997, he was President of Spirit Rent-A-Car, Inc., which he co-founded.

     WESLEY C. FREDENBURG is Senior Vice President and General Counsel, a position he has held with our company and with AutoNation's Rental Group since February 1997. From January 1996 to January 1997, he served as Senior Vice President in National's Legal Department, and was responsible for International Development, Licensee and Airport Properties. Before joining National, Mr. Fredenburg had been a partner in the law firm of Crowe & Dunlevy since April 1984.

     D. BRAD FREDERIKSEN is Senior Vice President and Chief Information Officer, a position he has held with our company and with AutoNation's Rental Group since February 1997. From January 1997 to February 1997, Mr. Frederiksen served as Senior Vice President and Chief Information Officer for National, and was responsible for all management information systems, computer and communications technology. Before joining National, Mr. Frederiksen was Senior Director of Management Information Systems with the Pillsbury Company, where he held a variety of positions since 1980.

     ERVIN A. ZINTER has served as a Senior Vice President and our Principal Accounting Officer since August 1999. From February 1997 until August 1999, Mr. Zinter served as Senior Vice President and Chief Financial Officer of AutoNation's Rental Group. Before joining AutoNation, Mr. Zinter was Executive Vice President of Finance and Chief Financial Officer for National from October 1995 until February 1997. From 1989 until 1995 Mr. Zinter held a series of positions at National including Corporate Vice President and Controller from December 1990 to October 1995.

EXECUTIVE COMPENSATION

  Compensation Tables

     The following table presents information with respect to those persons who we expect to serve as our Chief Executive Officer and our four other most highly compensated executive officers following the spin-off whose total annual salary and bonus we expect to exceed $100,000 for the coming year. In this document, we refer to these executive officers as the "Named Officers." We are presenting executive compensation on a prospective basis. The compensation received by the Named Officers while employees of AutoNation may not be indicative of the compensation policies of our company and we have therefore excluded that information from this table.

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                                                          AWARDS
                                                                                    ------------------
                                                  ANNUAL COMPENSATION IN 2000           SECURITIES
                                              -----------------------------------   UNDERLYING OPTIONS
                                                                     OTHER ANNUAL      TO PURCHASE        ALL OTHER
        NAME AND PRINCIPAL POSITION           SALARY(1)   BONUS(2)   COMPENSATION    COMMON STOCK(3)     COMPENSATION
        ---------------------------           ---------   --------   ------------   ------------------   ------------
Michael S. Karsner..........................  $     --(4)   $--         $    *             --                --
  Acting Chief Executive Officer
Jeffry J. Parell............................   400,000       --              *             --                --
  President and Chief Operating
  Officer -- North America Operations
Ervin A. Zinter.............................   270,000       --              *             --                --
  Senior Vice President and Principal
  Accounting Officer
D. Brad Frederiksen.........................   270,000       --              *             --                --
  Senior Vice President and Chief
  Information Officer
Wesley C. Fredenberg........................   250,000       --              *             --                --
  Senior Vice President
  and General Counsel

---------------

 * Value of perquisites and other personal benefits paid does not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the executive officer and, therefore is not required to be disclosed pursuant to Securities and Exchange Commission rules.
(1) Represents currently approved salaries. Individuals may be eligible for an annual increase sometime during the year 2000.
(2) Each Named Officer may be eligible for a performance bonus. At this time we do not have a formal bonus program. We anticipate finalizing a bonus program before the end of 1999.
(3) We have not yet approved a stock option plan. We anticipate that upon approval of a stock option plan, each Named Officer will be granted an appropriate number of stock options.
(4) Mr. Karsner is a full-time employee of and compensated by AutoNation. Mr. Karsner does not receive compensation from our company for the services he is performing as Acting Chief Executive Officer.

  Committees of the Board of Directors

     Our board will have an audit committee, consisting entirely of independent directors, which will review the results and scope of the audit and other services provided by our independent accountants. In addition, our board will have a compensation committee, comprised of two or more members of our board who qualify as "outside directors" within the meaning of Section 162(m) of the Code and "non-employee directors" within the meaning of Rule 16b-3(3)(i) under the Exchange Act. The compensation committee will determine the compensation, including salaries, bonuses, restricted stock and option grants, for our executive officers.

  Liability and Indemnification of Directors and Officers

     Our Amended and Restated Certificate of Incorporation provides that we shall indemnify, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, each person who is involved in any litigation or other proceeding because of their position as a director or officer of our company, against all expense, loss or liability reasonably incurred or suffered in connection with that litigation. Our amended Bylaws provide that we may pay a director or officer expenses incurred in defending any proceeding in advance of its final disposition upon our receipt of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that the director or officer is not entitled to indemnification.

     Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that the person is or was a director or officer of the corporation, if the person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action, indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of an action or suit, if the person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if the person shall have been adjusted to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought determines that the defendant is fairly and reasonably entitled to indemnify for these expenses despite an adjudication of liability.

     As provided for in Section 102(b)(7) of the DGCL, our Amended and Restated Certificate of Incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

     At present, there is no pending or threatened litigation or proceeding involving any of our directors or officers, employees or agents where indemnification will be required or permitted.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table provides information with respect to the anticipated beneficial ownership of ANC Rental common stock by (1) each of our stockholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors, (3) each Named Officer and (4) all of our directors and executive officers as a group. We base the share amounts on each persons beneficial ownership of AutoNation at the date of this document, unless we indicate some other basis for the share amounts. We have adjusted the share amounts and percentages shown for each person in the table to give effect to shares of our common stock that are not outstanding but may be acquired by the person upon exercise of all options and warrants exercisable within 60 days of the completion of the spin-off.

                                                                  SHARES TO BE
                                                               BENEFICIALLY OWNED
                                                              --------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                            NUMBER     PERCENT
------------------------------------                          ----------   -------
H. Wayne Huizenga(1)........................................                 6.4
  110 S.E. 6th Street
  Fort Lauderdale, Florida 33301
Huizenga Investments Limited Partnership....................                 6.1
  P.O. Box 50102
  Henderson, NV 89106
[Director]..................................................           []      []
[Director]..................................................           []      []
[Director]..................................................           []      []
Michael S. Karsner..........................................                   *
Jeffry J. Parell............................................                   *
Ervin A. Zinter.............................................                   *
D. Brad Frederiksen.........................................                   *
Wesley C. Fredenberg........................................                   *
All directors and executive officers as a group (13
  persons)..................................................                 6.6

---------------

  * Less than one percent
(1) The shares to be beneficially owned by Mr. Huizenga consist of (1)
    shares owned by Huizenga Investments Limited Partnership, a Nevada limited partnership controlled by Mr. Huizenga; (2)
     shares owned directly by Mr. Huizenga; and (3)      shares owned indirectly
    through his wife. Mr. Huizenga disclaims beneficial ownership of the shares owned by his wife.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following is a summary of agreements and transactions among us and certain related parties. It is our policy that transactions with related parties must be on terms that, on the whole, are no less favorable than those that would be available from unrelated parties. Based on our experience in the industries in which we operate and the terms of our transactions with unrelated parties, it is our belief that all of the transactions described below met that standard at the time the transactions were effected.

     Pro Player Stadium, a professional sports stadium in South Florida which is owned and controlled by Mr. Huizenga, provided signage within Pro Player Stadium to subsidiaries of our company with a fair market value of approximately
$       at no cost to these subsidiaries.

     In September 1998, National entered into an agreement to purchase the naming rights to the Broward County Arena for $2.2 million a year in exchange for having the Arena named the "National Car Rental Center." The Arena is owned by Boca Resorts, Inc. Mr. Huizenga is the Chairman of the Board of Boca Resorts and beneficially owns approximately 20.8% of its outstanding stock and controls a majority of its voting interests. The Arena agreement has a term of ten years and provides that the fees will increase at a rate of 3% a year. In addition, National paid $500,000 for signage at the Arena and $334,314 for tickets, sponsorship and the use of executive suites. During 1998, we and our subsidiaries made payments totaling approximately $511,526 to some of the hotels owned by Boca Resorts.

     Mr. Huizenga, our Acting Chairman, is also the Chairman of AutoNation.

     Mr. Karsner, our Acting Chief Executive Officer, is also the Senior Vice President and Chief Financial Officer of AutoNation.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following summary description of our capital stock is qualified by reference to the provisions of our certificate of incorporation and bylaws.

     Before the spin-off date, we will amend and restate our certificate of
incorporation to authorize capital stock consisting of                shares of
common stock, par value $0.01 per share, and                shares of preferred
stock, par value $0.01 per share. No shares of our preferred stock will be distributed in the spin-off.

COMMON STOCK

     Subject to the prior rights of stockholders of our preferred stock, the stockholders of our common stock:

     - are entitled to dividends if they are declared by our board of directors out of funds legally available therefor;

     - are entitled to one vote per share;

     - have no preemptive or conversion rights;

     - are not subject to, or entitled to the benefits of, any redemption or sinking fund provision; and

     - are entitled upon liquidation to receive the remainder of our assets after the payment of corporate debts and the satisfaction of the liquidation preference of our preferred stock.

     Voting is noncumulative. All shares of our common stock outstanding on , 1999 are fully paid and non-assessable.

PREFERRED STOCK

     Our board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it at the time of issuance. Among the specific matters that our board of directors may determine are the rate of dividends, redemption and conversion prices and terms and amounts payable in the event of liquidations and special voting rights. The board of directors' ability to issue preferred stock on the terms it determines may be viewed as having an anti-takeover effect.

TRANSFER AGENT AND REGISTRAR

                    will be the distribution agent for the spin-off and will be the transfer agent and registrar for our common stock following the spin-off.

                           INCORPORATION BY REFERENCE

     We incorporate by reference the financial statements of Value Rent-A-Car, Inc. as of and for the year ended December 31, 1996 included in AutoNation's Current Report on Form 8-K at Exhibit 99, pages F-29 to F-47, dated September 15, 1997, filed with the Securities and Exchange Commission under the Exchange Act.

                      WHERE YOU CAN FIND MORE INFORMATION

     Following the spin-off, we will be subject to the informational requirements of the Exchange Act. Under the Exchange Act, we will file reports, proxy statements and other information with the Commission. The reports, proxy statements and other information we filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's Regional Offices, including the following: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information may be obtained by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Street, N.W., Washington, D.C. 20549 or accessed electronically on the Commission's Web site at (http://www.sec.gov). We have applied to list our common stock on the NYSE. Once we are approved for listing on the NYSE, reports and other information concerning us may be inspected at their offices at 20 Broad Street, New York, New York, 10005.

     We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm, as well as quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     WE HAVE FILED WITH THE COMMISSION A REGISTRATION STATEMENT ON FORM 10 UNDER THE EXCHANGE ACT COVERING OUR COMMON STOCK. THIS INFORMATION STATEMENT DOES NOT CONTAIN ALL OF THE INFORMATION IN THAT REGISTRATION STATEMENT AND THE RELATED EXHIBITS AND SCHEDULES. STATEMENTS IN THIS INFORMATION STATEMENT AS TO THE CONTENTS OF ANY CONTRACT, AGREEMENT OR OTHER DOCUMENT ARE SUMMARIES ONLY AND ARE NOT NECESSARILY COMPLETE. FOR COMPLETE INFORMATION AS TO THESE MATTERS, REFER TO THE APPLICABLE EXHIBIT OR SCHEDULE TO THE REGISTRATION STATEMENT. THE REGISTRATION STATEMENT AND THE RELATED EXHIBITS FILED BY US WITH THE COMMISSION MAY BE INSPECTED AT THE PUBLIC REFERENCE FACILITIES OF THE COMMISSION LISTED ABOVE.

     No person is authorized to give any information or to make any representations with respect to the matters described in this Information Statement other than those contained in this Information Statement or in the documents incorporated by reference in this Information Statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or AutoNation. Neither the delivery of this Information Statement nor consummation of the spin-off contemplated hereby shall, under any circumstances, create any implication that there has been no change in our affairs or those of AutoNation since the date of this Information Statement, or that the information in this Information Statement is correct as of any time after its date.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2
Consolidated Balance Sheets as of June 30, 1999 (Unaudited)
  and December 31, 1998 and 1997............................  F-3
Consolidated Statements of Income and Comprehensive Income
  for the Six Months Ended June 30, 1999 and 1998
  (Unaudited) and for Each of the Three Years Ended December
  31, 1998..................................................  F-4
Consolidated Statements of Cash Flows for the Six Months
  Ended June 30, 1999 and 1998 (Unaudited) and for Each of
  the Three Years Ended December 31, 1998...................  F-5
Notes to Consolidated Financial Statements..................  F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To ANC Rental Corporation:

     We have audited the accompanying consolidated balance sheets of ANC Rental Corporation (a Delaware corporation and wholly owned subsidiary of AutoNation, Inc.) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ANC Rental Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida
October 15, 1999

                             ANC RENTAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                                               JUNE 30,
                                                                 1999         1998       1997
                                                              -----------   --------   --------
                                                              (UNAUDITED)
                                            ASSETS
Cash and cash equivalents...................................   $   36.5     $   33.6   $   44.9
Restricted cash and cash equivalents........................       89.8         14.5       15.0
Receivables, net............................................      535.3        638.9      533.0
Prepaid expenses............................................       69.1         59.4       61.3
Revenue earning vehicles, net...............................    5,360.0      4,588.7    4,466.5
Property and equipment, net.................................      587.3        522.0      382.7
Intangible assets, net......................................      371.9        376.8      352.0
Other assets................................................       30.5         18.7       14.9
                                                               --------     --------   --------
                                                               $7,080.4     $6,252.6   $5,870.3
                                                               ========     ========   ========
                             LIABILITIES AND SHAREHOLDER'S EQUITY
Accounts payable............................................   $  151.3     $  190.2   $  164.2
Accrued liabilities.........................................      212.8        248.7      284.8
Insurance reserves..........................................      147.6        164.5      260.5
Revenue earning vehicle debt................................    5,277.2      4,377.9    4,172.1
Other debt..................................................      120.3        132.0       90.8
Deferred income taxes.......................................       90.2         86.7       17.9
Other liabilities...........................................      301.2        313.9      353.8
Commitments and contingencies
Shareholder's equity:
  Investment by Parent......................................      785.4        743.2      529.1
  Accumulated other comprehensive loss......................       (5.6)        (4.5)      (2.9)
                                                               --------     --------   --------
                                                                  779.8        738.7      526.2
                                                               --------     --------   --------
                                                               $7,080.4     $6,252.6   $5,870.3
                                                               ========     ========   ========

        The accompanying notes are an integral part of these statements.

                             ANC RENTAL CORPORATION

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                                 (IN MILLIONS)

                                                  SIX MONTHS ENDED
                                                      JUNE 30,            YEARS ENDED DECEMBER 31,
                                                 -------------------   ------------------------------
                                                   1999       1998       1998       1997       1996
                                                 --------   --------   --------   --------   --------
                                                     (UNAUDITED)
REVENUE........................................  $1,683.8   $1,640.5   $3,453.6   $3,055.1   $2,699.4
EXPENSES:
  Cost of operations...........................   1,317.3    1,270.1    2,622.9    2,337.5    2,167.2
  Selling, general and administrative..........     350.0      313.6      651.8      553.5      547.1
  Restructuring and other charges..............        --         --         --       78.0       13.5
                                                 --------   --------   --------   --------   --------
OPERATING INCOME (LOSS)........................      16.5       56.8      178.9       86.1      (28.4)
INTEREST INCOME................................        .4         .4        1.4        7.9       13.2
INTEREST EXPENSE...............................      (7.6)      (1.9)      (8.0)      (6.6)     (30.3)
OTHER INCOME (EXPENSE), NET....................        .2        (.7)      (2.2)      (1.9)        .6
                                                 --------   --------   --------   --------   --------
INCOME (LOSS) BEFORE INCOME TAXES..............       9.5       54.6      170.1       85.5      (44.9)
PROVISION FOR INCOME TAXES.....................       3.4       19.6       61.3       31.8        5.0
                                                 --------   --------   --------   --------   --------
INCOME (LOSS) BEFORE EXTRAORDINARY CHARGES.....       6.1       35.0      108.8       53.7      (49.9)
                                                 --------   --------   --------   --------   --------
EXTRAORDINARY CHARGES RELATED TO EARLY
  EXTINGUISHMENT OF DEBT, NET OF BENEFIT FOR
  INCOME TAXES OF $1.5 IN 1997 AND $14.5 IN
  1996.........................................        --         --         --       (2.5)     (30.5)
                                                 --------   --------   --------   --------   --------
NET INCOME (LOSS)..............................       6.1       35.0      108.8       51.2      (80.4)
                                                 --------   --------   --------   --------   --------
OTHER COMPREHENSIVE INCOME (LOSS):
  Foreign currency translation adjustments.....      (1.1)        .5       (1.6)      (4.7)       (.8)
                                                 --------   --------   --------   --------   --------
COMPREHENSIVE INCOME (LOSS)....................  $    5.0   $   35.5   $  107.2   $   46.5   $  (81.2)
                                                 ========   ========   ========   ========   ========

        The accompanying notes are an integral part of these statements.

                             ANC RENTAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                    SIX MONTHS ENDED
                                                        JUNE 30,                 YEARS ENDED DECEMBER 31,
                                                 -----------------------   ------------------------------------
                                                    1999         1998         1998         1997         1996
                                                 ----------   ----------   ----------   ----------   ----------
                                                       (UNAUDITED)
CASH USED IN OPERATING ACTIVITIES:
  Net income (loss)............................  $      6.1   $     35.0   $    108.8   $     51.2   $    (80.4)
  Adjustments to reconcile net income (loss) to
    net cash used in operating activities:
    Purchases of revenue earning vehicles......    (4,160.3)    (4,120.7)    (6,974.6)    (5,227.3)    (4,695.3)
    Sales of revenue earning vehicles..........     2,863.2      2,843.9      5,780.1      3,892.3      3,356.4
    Depreciation of revenue earning vehicles...       487.0        421.1        905.6        831.9        747.9
    Depreciation and amortization of property
      and equipment............................        29.5         30.3         52.3         39.5         37.3
    Amortization of intangible assets..........         8.5          6.4         14.0          7.3          4.5
    Deferred income tax provision (benefit)....         3.4         19.6         68.8        (34.1)        26.2
    Parent overhead and insurance charges......        73.5         41.9        204.6          9.6           --
    Non-cash restructuring and other charges...          --           --           --         67.4         13.5
    Extraordinary charges, net of income
      taxes....................................          --           --           --          2.5         30.5
    Changes in assets and liabilities, net of
      effects from business acquisitions:
      Receivables..............................       103.6         76.3       (104.2)       (68.2)       (74.8)
      Prepaid expenses and other assets........         4.8        (16.8)        (3.9)        47.1        (41.9)
      Accounts payable and accrued
         liabilities...........................       (72.4)        98.7        (16.0)      (163.6)       132.9
      Other liabilities........................      (122.1)        16.9       (178.8)       145.1         77.0
                                                 ----------   ----------   ----------   ----------   ----------
                                                     (775.2)      (547.4)      (143.3)      (399.3)      (466.2)
                                                 ----------   ----------   ----------   ----------   ----------
CASH USED IN INVESTING ACTIVITIES:
  Cash acquired (paid) for business
    acquisitions...............................          --           --          2.1          3.9        (13.7)
  Purchases of property and equipment..........       (92.5)      (109.4)      (193.5)       (84.5)       (37.8)
  Other........................................         4.6         (1.4)        (2.5)        (9.1)        42.3
                                                 ----------   ----------   ----------   ----------   ----------
                                                      (87.9)      (110.8)      (193.9)       (89.7)        (9.2)
                                                 ----------   ----------   ----------   ----------   ----------
CASH PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from revenue earning vehicle
    financing..................................    39,912.9     21,581.8     46,950.4     29,103.7     17,802.7
  Payments on revenue earning vehicle
    financing..................................   (39,048.3)   (20,751.0)   (46,578.3)   (28,728.9)   (17,452.0)
  Net (payments) proceeds from other debt......       (11.7)        (1.9)        41.9        (23.4)      (147.9)
  Increase (decrease) in investment by
    Parent.....................................       (39.2)       (83.3)       (98.0)      (139.4)       402.7
  Subsidiary limited partner contributions
    (distributions)............................        90.5        (79.1)        13.3         79.1           --
  Debt costs...................................       (35.6)          --           --           --           --
  Other........................................        (2.6)         1.1         (3.4)        10.7        (57.4)
                                                 ----------   ----------   ----------   ----------   ----------
                                                      866.0        667.6        325.9        301.8        548.1
                                                 ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS..................................         2.9          9.4        (11.3)      (187.2)        72.7
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD.......................................        33.6         44.9         44.9        232.1        159.4
                                                 ----------   ----------   ----------   ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.....  $     36.5   $     54.3   $     33.6   $     44.9   $    232.1
                                                 ==========   ==========   ==========   ==========   ==========

        The accompanying notes are an integral part of these statements.

                             ANC RENTAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (ALL TABLES IN MILLIONS)
     (INFORMATION RELATED TO THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 IS
                                   UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying Consolidated Financial Statements include the accounts of ANC Rental Corporation and its subsidiaries (the "Company"). The Company is a wholly owned subsidiary of AutoNation, Inc. ("Parent"). The Company rents vehicles on a daily or weekly basis through Alamo Rent-A-Car Inc. ("Alamo"), National Car Rental, Inc. ("National") and CarTemps USA ("CarTemps") primarily in the United States, Europe and Canada.

     The accompanying Consolidated Financial Statements reflect the accounts of the Company as a subsidiary of Parent subject to corporate general and administrative expense allocations as described in Note 14, Related Party Transactions. Such information does not necessarily reflect the financial position or results of operations of the Company as a separate, stand-alone entity.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     In the opinion of management, the Unaudited Consolidated Financial Statements contain all material adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated financial position of the Company at June 30, 1999 and the consolidated results of operations and cash flows for the six months ended June 30, 1999 and 1998. Income taxes during these interim periods have been provided for based upon the Company's anticipated annual effective income tax rate. Operating results for these interim periods are not necessarily indicative of the results that can be expected for a full year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Restricted Cash

     Restricted cash consists of amounts held in trust for payment and as security under the Company's revenue earning vehicle debt programs as well as amounts on deposit for insurance claims.

  Receivables

     The components of receivables, net of allowance for doubtful accounts are as follows:

                                                                           DECEMBER 31,
                                                             JUNE 30,     ---------------
                                                               1999        1998     1997
                                                            -----------   ------   ------
                                                            (UNAUDITED)
Trade receivables.........................................    $233.1      $244.6   $187.2
Vehicle manufacturer receivables..........................     234.6       372.1    326.8
Other.....................................................      86.7        50.7     47.8
                                                              ------      ------   ------
                                                               554.4       667.4    561.8
Less: allowance for doubtful accounts.....................     (19.1)      (28.5)   (28.8)
                                                              ------      ------   ------
                                                              $535.3      $638.9   $533.0
                                                              ======      ======   ======

                             ANC RENTAL CORPORATION

  Revenue Earning Vehicles

     Revenue earning vehicles are stated at cost less accumulated depreciation. The straight-line method is used to depreciate revenue earning vehicles to their estimated residual values over periods typically ranging from 3 to 24 months. Depreciation expense includes gains and losses on revenue earning vehicle sales in the ordinary course of business and is included as a component of cost of operations in the accompanying Consolidated Statements of Income and Comprehensive Income.

     A summary of revenue earning vehicles is as follows:

                                                                           DECEMBER 31,
                                                           JUNE 30,     -------------------
                                                             1999         1998       1997
                                                         ------------   --------   --------
                                                         (UNAUDITED)
Revenue earning vehicles...............................    $5,957.4     $5,062.8   $4,980.1
Less: accumulated depreciation.........................      (597.4)      (474.1)    (513.6)
                                                           --------     --------   --------
                                                           $5,360.0     $4,588.7   $4,466.5
                                                           ========     ========   ========

     Revenue earning vehicles with a net book value of approximately $3.73 billion at December 31, 1998 were acquired under programs that allow the Company to require counterparties to repurchase vehicles held for periods of up to twenty-four months. The agreements contain varying mileage and damage limitations.

     The Company also leases vehicles under operating lease agreements which require the Company to provide normal maintenance and liability coverage. The agreements generally have terms of four to thirteen months. Many agreements provide for an option to terminate the leases early and allow for the purchase of leased vehicles subject to certain restrictions.

  Property and Equipment

     Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statements of Income and Comprehensive Income.

     The Company revises the estimated useful lives of property and equipment acquired through its business acquisitions to conform with its policies regarding property and equipment. Depreciation is provided over the estimated useful lives of the assets involved using the straight-line method. The estimated useful lives are: twenty to forty years for buildings and improvements, three to fifteen years for equipment, including computer hardware and software, and five to ten years for furniture and fixtures.

     A summary of property and equipment is as follows:

                                                                        DECEMBER 31,
                                                       JUNE 30,      ------------------
                                                         1999         1998       1997
                                                      -----------    -------    -------
                                                      (UNAUDITED)
Land..............................................      $ 137.7      $ 128.5    $ 115.0
Furniture, fixtures and equipment.................        309.1        211.5      129.2
Buildings and improvements........................        347.9        365.7      299.4
                                                        -------      -------    -------
                                                          794.7        705.7      543.6
Less: accumulated depreciation and amortization...       (207.4)      (183.7)    (160.9)
                                                        -------      -------    -------
                                                        $ 587.3      $ 522.0    $ 382.7
                                                        =======      =======    =======

                             ANC RENTAL CORPORATION

  Intangible Assets

     Intangible assets consists of the cost of acquired businesses in excess of the fair value of net assets acquired. The cost in excess of the fair value of net assets is amortized over forty years on a straight-line basis. Accumulated amortization of intangible assets was $19.4 million and $8.7 million at December 31, 1998 and 1997, respectively.

     The Company continually evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of intangible assets or whether the remaining balance of intangible assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the intangible assets in measuring their recoverability.

  Liability Insurance

     Commencing in 1998 (for claims occurring after November 30, 1997), the Company began purchasing insurance from Parent's wholly-owned insurance subsidiary for automobile liability, general liability and workers compensation risks up to $1.0 million per occurrence. Costs in excess of these amounts are insured under various contracts with third party commercial insurance companies. Premiums charged by Parent are determined through actuarial evaluation based upon historical claims experience, adjusted for current trends and changes in claims handling procedures. The Company retains no risk associated with these coverages insured by Parent. Insurance reserves associated with these coverages totaled approximately $152.3 million at June 30, 1999. Prior to the Distribution, as defined in Note 16, Subsequent Events, Parent intends to contribute its insurance subsidiary and the related automotive rental insurance risks to the Company.

     For claims occurring prior to December 1, 1997, the Company retains up to $1.0 million of risk per claim plus claims handling expense for its automobile liability, general liability and workers compensation risks. Costs in excess of this retained risk per claim are insured under various contracts with insurance carriers. The ultimate costs of these retained insurance risks are estimated by management and by actuarial evaluation based upon historical claims experience, adjusted for current trends and changes in claims handling procedures. In 1996, the Company changed its method of accounting for certain of its insurance reserves by no longer discounting such liabilities. The effect of this change totaled approximately $13.5 million and is included as a component of selling, general and administrative expenses.

     The Company believes its insurance liability reserves are adequate to cover future claims payments. Adjustments, if any, to estimated reserves resulting from ultimate claim payments will be reflected in operations in the periods in which such adjustments, are known.

  Other Liabilities

     A summary of other liabilities is as follows:

                                                                           DECEMBER 31,
                                                             JUNE 30,     ---------------
                                                               1999        1998     1997
                                                            -----------   ------   ------
                                                            (UNAUDITED)
Minority interest.........................................    $182.9      $ 92.4   $ 79.1
Vehicle payables..........................................      77.4       196.3    203.3
Other miscellaneous.......................................      40.9        25.2     71.4
                                                              ------      ------   ------
                                                              $301.2      $313.9   $353.8
                                                              ======      ======   ======

     Minority interest represents the limited partnership interest in a subsidiary of the Company which was formed in 1997. Minority interest in the subsidiary's income is included in cost of operations and was $2.6 million and $2.3 million for the six months ended June 30, 1999 and 1998 (unaudited), respectively, and $5.9 million and $2.4 million for the years ended December 31, 1998 and 1997, respectively. Vehicle payables

                             ANC RENTAL CORPORATION
represent amounts to be financed after period end for vehicles acquired under the Company's revenue earning vehicle financing programs.

  Other Comprehensive Income (Loss)

     During the year ended December 31, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Other comprehensive income (loss) consists of foreign currency translation adjustments. The assets and liabilities of foreign subsidiaries are translated at period end exchange rates. Results of operations are translated at the average rates of exchange in effect during the period. Accumulated foreign currency translation adjustments were $(4.5) million and $(2.9) million at December 31, 1998 and 1997, respectively.

  Revenue Recognition

     Revenue consists primarily of fees from rentals and the sale of related rental products. The Company recognizes revenue over the period in which vehicles are rented.

  Income Taxes

     The Company is included in the consolidated federal income tax return of Parent. All tax amounts have been recorded as if the Company filed a separate federal tax return. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income taxes have been provided to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements.

     Alamo, which was acquired in 1996 and accounted for under the pooling of interests method of accounting, was a subchapter S corporation for income tax purposes. Alamo's subchapter S corporation status was terminated effective with the closing date of the acquisition. For purposes of these Consolidated Financial Statements, federal and state income taxes have been recorded as if Alamo had filed subchapter C corporation tax returns for the pre-acquisition periods, and the current income tax expense is reflected in shareholder's equity. Pre-acquisition income taxes related to Alamo recorded in the consolidated financial statements were $6.7 million during the year ended December 31, 1996.

  Net Income Per Share

     Historical net income per share has not been presented because it would not be meaningful. The Company currently has 100 shares of common stock, par value $.01 per share outstanding, all of which are owned by Parent. Immediately prior to the Distribution (as defined in Note 16, Subsequent Events), the Company will amend and restate its certificate of incorporation to authorize a new class of common stock. Prior to the Distribution, all outstanding shares of common stock of the Company held by Parent will be converted into shares of Company Common Stock, which will constitute 100% of the outstanding shares of Common Stock which will be distributed to Parent's stockholders.

  Derivative Financial Instruments

     The Company utilizes interest rate protection agreements with several counterparties to manage the impact of interest rate changes on the Company's revenue earning vehicle debt obligations. The Company does not use derivative financial instruments for trading purposes. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Income or expense on

                             ANC RENTAL CORPORATION
derivative financial instruments used to manage interest rate exposure is recorded on an accrual basis, as an adjustment to the yield of the underlying exposures over the periods covered by the contracts. If an interest rate swap is terminated early, any resulting gain or loss is deferred and amortized as an adjustment of the cost of the underlying exposure position over the remaining periods originally covered by the terminated swap. If all or part of an underlying position is terminated, the related pro-rata portion of any unrecognized gain or loss on the swap is recognized in income at that time as part of the gain or loss on the termination. Amounts receivable or payable under the agreements are included in other assets or accrued liabilities in the accompanying Consolidated Balance Sheets and were not material at December 31, 1998 or 1997.

  Advertising

     The Company expenses the cost of advertising as incurred or when such advertising initially takes place. No advertising costs were capitalized at December 31, 1998 or 1997. Advertising expense was $125.1 million, $134.4 million and $120.6 million for the years ended December 31, 1998, 1997 and 1996, respectively.

  Environmental Costs

     The Company's operations involve the storage and dispensing of petroleum products, primarily gasoline. The Company records as expense, on a current basis, costs associated with remediation of environmental pollution. The Company also accrues for its proportionate share of costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and the amount can be reasonably estimated. Estimated costs include anticipated site testing, consulting, remediation, disposal, post-remediation monitoring and legal fees, as appropriate. The liability does not reflect possible recoveries from insurance companies or reimbursement of remediation costs.

  Statements of Cash Flows

     The Company considers all highly liquid investments with purchased maturities of three months or less to be cash equivalents unless the investments are legally or contractually restricted for more than three months. The effect of non-cash transactions related to business combinations, as discussed in Note 3, Business Combinations, and other non-cash transactions are excluded from the accompanying Consolidated Statements of Cash Flows.

     The Company made interest payments of approximately $192.3 million, $210.0 million and $257.4 million for the years ended December 31, 1998, 1997 and 1996, respectively, including interest on revenue earning vehicle debt. The Company made income tax payments of approximately $0, $79.0 million and $6.2 million for the years ended December 31, 1998, 1997 and 1996, respectively, including amounts paid to Parent.

  New Accounting Pronouncements

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires computer software costs associated with internal use software to be expensed as incurred until certain capitalization criteria are met. The Company adopted SOP 98-1 prospectively beginning January 1, 1999. Adoption of this Statement did not impact the Company's consolidated financial position or results of operations.

     In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 requires all costs associated with pre-opening, pre-operating and organization activities to be expensed as incurred. The Company's accounting policies conform with the

                             ANC RENTAL CORPORATION
requirements of SOP 98-5, therefore adoption of this Statement does not impact the Company's consolidated financial position or results of operations.

     In June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 amends FASB Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") by deferring the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company will adopt SFAS 133 beginning January 1, 2001. The Company has not yet quantified the impact of adopting SFAS 133 on the Company's consolidated financial statements. However, SFAS 133 could increase volatility in earnings and other comprehensive income.

3. BUSINESS COMBINATIONS

     Parent has acquired various automotive rental businesses using cash and/or shares of its common stock ("Parent Common Stock"). These businesses were contributed by Parent to the Company subsequent to their acquisition. The Company has applied the same accounting method used by Parent in accounting for business combinations.

     Significant businesses acquired and accounted for under the pooling of interests method of accounting have been included retroactively in the Consolidated Financial Statements as if the companies had operated as one entity since inception. Businesses acquired and accounted for under the purchase method of accounting are included in the Consolidated Financial Statements from the date of acquisition. The value of the Parent Common Stock issued to effect business combinations accounted for under the purchase method of accounting is based on the average market price of Parent Common Stock over a five day period before and after the parties have reached agreement on the purchase price and the proposed transaction has been publicly announced, if applicable.

     During the year ended December 31, 1998, Parent acquired certain automotive rental businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $11.1 million in cash.

     During the year ended December 31, 1997, Parent acquired National, Spirit Rent-A-Car, Inc. ("Spirit"), Value Rent-A-Car ("Value"), Snappy Car Rental, Inc. ("Snappy") and EuroDollar Holdings plc ("EuroDollar"), all of which were contributed to the Company. The aggregate purchase price paid by Parent for Value, Snappy and EuroDollar, which were accounted for under the purchase method of accounting, was $237.4 million consisting of $127.0 million in cash, $32.0 million in notes and 4.4 million shares of Parent Common Stock valued at $78.4 million. In addition, Parent issued an aggregate of 24.8 million shares of Parent Common Stock to acquire National and Spirit which were accounted for under the pooling of interests method of accounting.

     During the year ended December 31, 1996, Parent issued 22.6 million shares of Parent Common Stock to acquire Alamo which was accounted for under the pooling of interests method of accounting. In addition, National acquired a Canadian rental car business for approximately $13.7 million in cash in a transaction accounted for under the purchase method of accounting.

                             ANC RENTAL CORPORATION

     The assets and liabilities contributed by Parent to the Company based upon the preliminary purchase price allocations for business combinations accounted for under the purchase method of accounting were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                               1998     1997      1996
                                                              ------   -------   ------
Revenue earning vehicles....................................  $ 26.8   $ 415.3   $ 78.9
Property and equipment......................................      .3      33.4      7.3
Intangible and other assets.................................    12.9     374.3      1.3
Working capital.............................................    (2.1)   (136.6)     2.0
Debt assumed................................................   (27.8)   (475.0)   (72.7)
Other liabilities...........................................    (1.1)     (9.9)    (3.1)
Cash acquired (paid)........................................     2.1       3.9    (13.7)
                                                              ------   -------   ------
Investment by Parent........................................  $ 11.1   $ 205.4   $   --
                                                              ======   =======   ======

     The pro forma effect of 1998 and 1996 acquisitions accounted for under the purchase method of accounting on the Company's results of operations is not material and therefore has not been presented herein. The Company's unaudited pro forma consolidated results of operations assuming 1997 acquisitions accounted for under the purchase method of accounting had occurred as of the beginning of the periods presented are as follows:

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                              --------   --------
Revenue.....................................................  $3,344.6   $3,140.7
Income (loss) before extraordinary charge...................      48.6      (64.5)
Net income (loss)...........................................      46.1      (95.0)

     The unaudited pro forma results of operations are presented for informational purposes only and may not necessarily reflect the future results of the Company or what the results of operations would have been had the Company owned and operated these businesses as of the beginning of the periods presented.

                             ANC RENTAL CORPORATION

4. REVENUE EARNING VEHICLE DEBT

     Parent has guaranteed the Company's performance under its revenue earning vehicle debt. Revenue earning vehicle debt is as follows:

                                                                            DECEMBER 31,
                                                            JUNE 30,     -------------------
                                                              1999         1998       1997
                                                           -----------   --------   --------
                                                           (UNAUDITED)
Amounts under various commercial paper programs secured
  by eligible vehicle collateral; interest based on
  market-dictated commercial paper rates; weighted average
  interest rates of 5.54% and 5.85% at December 31, 1998
  and 1997, respectively..................................  $1,998.2     $3,363.2   $2,919.4
Amounts under various medium-term note programs secured
  by eligible vehicle collateral:
  Fixed rate component; weighted average interest rates
     of 7.12% and 7.09% at December 31, 1998 and 1997,
     respectively; maturities through 2003................   1,786.3        655.9      736.3
  Floating rate component based on a spread over 3 month
     LIBOR; weighted average interest rates of 5.80% and
     6.28% at December 31, 1998 and 1997, respectively;
     maturities through 2001..............................   1,273.9        143.7      166.5
Other uncommitted secured vehicle financings primarily
  with financing institutions in the United Kingdom;
  LIBOR based interest rates; weighted average interest
  rates of 6.16% and 6.99% at December 31, 1998 and 1997,
  respectively............................................     218.8        215.1      349.9
                                                            --------     --------   --------
                                                            $5,277.2     $4,377.9   $4,172.1
                                                            ========     ========   ========

     At December 31, 1998, the Company had commercial paper programs aggregating $3.55 billion comprised of a $2.3 billion single-seller commercial paper program and three bank-sponsored multi-seller commercial paper conduit facilities totaling $1.25 billion. Bank lines of credit of $2.07 billion provide liquidity backup for the facilities. Letters of credit totaling $335.0 million provide credit enhancement and additional liquidity backup for the facilities. The weighted average interest rate on total revenue earning vehicle debt was 5.82% and 6.17% at December 31, 1998 and 1997, respectively. Interest expense on revenue earning vehicle debt is included as a component of cost of operations in the accompanying Consolidated Statements of Income and Comprehensive Income.

     In January 1999, the Company increased the commercial paper programs to $3.9 billion through an increase in the conduit facilities from $1.25 billion to $1.6 billion. In February 1999, the Company issued $1.8 billion of rental vehicle asset-backed medium-term notes consisting of $550.0 million floating rate notes maturing through 2003; $750.0 million 5.88% fixed rate notes maturing through 2003; and $500.0 million 6.02% fixed rate notes maturing through 2005. In May 1999, the Company issued $700.0 million of floating rate asset-backed medium-term notes maturing through 2005 (collectively, the "Notes"). The Company fixed the effective interest rate on the $1.25 billion floating rate notes at 6.03% through the use of certain derivative transactions. Letters of credit totaling $250.0 million provide credit enhancement for the Notes. Proceeds from the Notes were used to refinance amounts outstanding under the Company's commercial paper programs. As a result of the refinancing, the Company has reduced its commercial paper programs from $3.9 billion to $2.39 billion at June 30, 1999 comprised of a $1.99 billion single-seller program and a bank-sponsored multi-seller commercial paper conduit facility totaling $400.0 million. Bank lines of credit of $1.79 billion terminating February 2000 provide liquidity backup for these facilities. Letters of credit totaling $240.0 million provide credit enhancement and additional liquidity backup for the facilities.

                             ANC RENTAL CORPORATION

     At June 30, 1999, aggregate maturities of revenue earning vehicle debt were as follows:

July through December 1999..................................  $  295.6
2000........................................................   1,980.6
2001........................................................       1.0
2002........................................................     325.0
2003........................................................   1,475.0
Thereafter..................................................   1,200.0
                                                              --------
                                                              $5,277.2
                                                              ========

5. OTHER DEBT

     Other debt is as follows:

                                                                           DECEMBER 31,
                                                             JUNE 30,     ---------------
                                                               1999        1998     1997
                                                            -----------   ------   ------
                                                            (UNAUDITED)
Notes payable to vehicle manufacturer; weighted average
  interest rates of 6.12% and 6.43% at December 31, 1998
  and 1997, respectively; matures 2002....................    $ 45.5      $ 45.5   $ 55.3
Notes payable to former owners of acquired business;
  interest payable using LIBOR based rates; weighted
  average interest rates of 7.02% and 6.94% at December
  31, 1998 and 1997, respectively; redeemable at the
  option of the holder through maturity in 2003...........      15.3        25.3     32.0
Other uncommitted credit facilities and other notes;
  interest ranging from 3% to 7%; maturing through 2000;
  guaranteed by Parent....................................      59.5        61.2      3.5
                                                              ------      ------   ------
                                                              $120.3      $132.0   $ 90.8
                                                              ======      ======   ======

     In December 1996, the Company completed a tender offer and consent solicitation resulting in the repurchase of approximately $100.0 million aggregate principal amount 11.75% senior notes due 2006 ("Senior Notes"), which were issued in February 1996. The Company recorded an extraordinary charge of $30.5 million, net of income taxes, during 1996 related to the early extinguishment of the Senior Notes. Included in this charge are bond redemption premiums, the write-off of debt issue costs, prepayment penalties and other fees related to the tender offer.

     At December 31, 1998, aggregate maturities of notes payable and long-term debt are as follows: $97.0 million in 1999 and $35.0 million in 2002.

6. INCOME TAXES

     The components of the provision for income taxes for the years ended December 31 are as follows:

                                                            1998      1997      1996
                                                            -----    ------    ------
Current:
  Federal...............................................    $(7.1)   $ 61.6    $(19.3)
  State.................................................      (.4)      4.3      (1.9)
Federal and state deferred..............................     78.7     (29.7)     16.9
Foreign deferred........................................     (9.9)     (4.4)     (8.8)
Change in valuation allowance...........................       --        --      18.1
                                                            -----    ------    ------
Provision for income taxes..............................    $61.3    $ 31.8    $  5.0
                                                            =====    ======    ======

                             ANC RENTAL CORPORATION

     A reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the years ended December 31 is as follows:

                                                                1998    1997    1996
                                                                ----    ----    -----
Statutory federal income tax rate...........................    35.0%   35.0%   (35.0)%
Non-deductible expenses.....................................     1.2     1.7      4.8
State income taxes, net of federal benefit..................     2.2     2.5      3.1
Foreign income tax benefit at other than U.S. rates.........    (2.4)   (1.1)    (2.2)
Change in valuation allowance...............................      --      --     40.4
Other, net..................................................      --     (.9)      --
                                                                ----    ----    -----
Effective tax rate..........................................    36.0%   37.2%    11.1%
                                                                ====    ====    =====

     Components of the net deferred income tax liability at December 31 are as follows:

                                                               1998      1997
                                                              -------   -------
Deferred income tax liabilities:
  Book basis in property over tax basis.....................  $ 289.6   $ 235.6
Deferred income tax assets:
  Net operating losses......................................    (75.4)    (63.7)
  Accruals not currently deductible.........................   (143.5)   (170.0)
Valuation allowance.........................................     16.0      16.0
                                                              -------   -------
Net deferred income tax liability...........................  $  86.7   $  17.9
                                                              =======   =======

     At December 31, 1998, the Company had available domestic net operating loss carryforwards of approximately $57.6 million which begin to expire in the year 2009 and foreign net operating loss carryforwards of approximately $89.4 million, the majority of which have an indefinite carryforward. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company provides valuation allowances to offset portions of deferred tax assets due to uncertainty surrounding the future realization of such deferred tax assets. The Company adjusts the valuation allowance in the period management determines it is more likely than not that deferred tax assets will or will not be realized.

     The foreign losses included in income before income taxes and extraordinary charges for the years ended December 31, 1998, 1997 and 1996 were $(28.8) million, $(11.5) million and $(22.0) million, respectively.

                             ANC RENTAL CORPORATION

7. INVESTMENT BY PARENT

     The changes in the investment by Parent are as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                               SIX MONTHS ENDED   -------------------------
                                                JUNE 30, 1999      1998     1997      1996
                                               ----------------   ------   -------   ------
                                                 (UNAUDITED)
Balance at beginning of period...............       $743.2        $529.1   $ 329.1   $ 73.8
Net income (loss)............................          6.1         108.8      51.2    (80.4)
Capital transactions by former owners of
  pooled companies...........................           --            --        --    (32.5)
Transactions with Parent:
  Parent overhead allocations................         17.6          30.0       9.6       --
  Insurance and benefit charges..............         55.9         174.6        --       --
  Intercompany purchases.....................           --          (4.9)      7.3       --
  Income taxes...............................          1.8          (7.5)     65.9    (34.5)
  Cash transfers.............................        (39.2)        (98.0)   (139.4)   402.7
  Business acquisitions contributed by
     Parent..................................           --          11.1     205.4       --
                                                    ------        ------   -------   ------
                                                      36.1         105.3     148.8    368.2
                                                    ------        ------   -------   ------
Balance at end of period.....................       $785.4        $743.2   $ 529.1   $329.1
                                                    ======        ======   =======   ======

8. STOCK OPTIONS

     Parent has various stock option plans under which shares of Parent Common Stock may be granted to key employees of the Company. Options granted under the plans are non-qualified and are granted at a price equal to the quoted market price of the Parent Common Stock at the date of grant. Generally, options granted will have a term of ten years from the date of grant, and will vest in increments of 25% per year over a four year period on the yearly anniversary of the grant date. As of June 30, 1999, approximately 8.5 million outstanding options to acquire shares of Parent Common Stock were held by employees of the Company, .4 million of which were exercisable.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for stock-based employee compensation arrangements whereby no compensation cost related to stock options is deducted in determining net income. Had compensation cost for stock option grants under the Parent's stock option plans been determined pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income would have decreased accordingly. Using the Black-Scholes option pricing model for all options granted after December 31, 1994, the Company's pro forma net income and pro forma weighted average fair value of options granted, with related assumptions, are as follows for the years ended December 31:

                                                             1998      1997      1996
                                                            -------   -------   -------
Pro forma net income (loss)...............................  $  95.6   $  45.8   $ (80.4)
Pro forma weighted average fair value of options
  granted.................................................    13.87     10.03      9.80
Risk free interest rates..................................     4.76%     5.74%     5.98%
Expected lives............................................  5 years   5 years   5 years
Expected volatility.......................................       40%       40%       40%

                             ANC RENTAL CORPORATION

9. COMMITMENTS AND CONTINGENCIES

  Legal Proceedings

     The Company is a party to various legal proceedings which have arisen in the ordinary course of business. While the results of these matters cannot be predicted with certainty, the Company believes that losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated results of operations, cash flows or financial position. However, unfavorable resolution could affect the consolidated results of operations or cash flows for the quarterly periods in which they are resolved.

  Lease Commitments

     The Company and its subsidiaries lease real property, equipment and software under various operating leases with terms from 1 to 25 years. The Company has also entered into various airport concession and permit agreements which generally provide for payment of a percentage of revenue from vehicle rentals with a guaranteed minimum lease obligation.

     Expenses under real property, equipment and software leases and airport concession and permit agreements (excluding amounts charged through to customers) for the years ended December 31 are as follows:

                                                               1998     1997     1996
                                                              ------   ------   ------
Real property...............................................  $ 58.3   $ 51.1   $ 38.0
Equipment and software......................................    24.0     38.9     20.5
Airport concession and permit fees:
  Minimum fixed obligations.................................    79.3     86.3     89.6
  Additional amounts, based on revenue from vehicle
     rentals................................................    96.4    110.0     94.5
                                                              ------   ------   ------
          Total.............................................  $258.0   $286.3   $242.6
                                                              ======   ======   ======

     Future minimum lease obligations under noncancelable real property, equipment and software leases and airport agreements with initial terms in excess of one year at December 31, 1998 are as follows:

Year Ending December 31:
1999........................................................  $118.6
2000........................................................    76.4
2001........................................................    60.3
2002........................................................    50.4
2003........................................................    31.9
Thereafter..................................................   102.4
                                                              ------
                                                              $440.0
                                                              ======

  Other Matters

     In the normal course of business, the Company is required to post performance and surety bonds, letters of credit, and/or cash deposits as financial guarantees of the Company's performance. To date, the Company has satisfied financial responsibility requirements for regulatory agencies and insurance companies by making cash deposits, obtaining surety bonds or by obtaining bank letters of credit. At December 31, 1998, surety bonds and letters of credit totaling $82.7 million expire through 2012.

                             ANC RENTAL CORPORATION

10. RESTRUCTURING AND OTHER CHARGES

     During the year ended December 31, 1997, the Company recorded pre-tax charges of approximately $78.0 million associated with integrating the Company's operations. The primary components of this charge are as follows: $25.0 million related to elimination of redundant information systems; $18.0 million related to fleet consolidation; and $35.0 million related to closure or sale of duplicate rental facilities and other non-recurring expenses. Through June 30, 1999, the Company has spent approximately $43.2 million related to restructuring activities and has recorded $21.2 million of these restructuring charges against certain assets. As of June 30, 1999, approximately $13.6 million remained in accrued liabilities related to these charges. The Company expects the majority of these reserves to be utilized during the remainder of 1999, however, certain contractual obligations for closed locations extend through 2002.

     During the year ended December 31, 1996, the Company recorded pre-tax charges of approximately $13.5 million related primarily to the integration of the operations of Alamo into those of the Company. These costs primarily include severance benefits. The activities associated with these charges were substantially completed during 1997.

11. DERIVATIVE FINANCIAL INSTRUMENTS

     The Company is exposed to market risks arising from changes in interest rates. Due to its limited foreign operations, the Company does not have material market risk exposures relative to changes in foreign exchange rates.

  Credit Exposure

     The Company is exposed to credit related losses in the event of non-performance by counterparties to certain derivative financial instruments. The Company monitors the credit worthiness of the counterparties and presently does not expect default by any of the counterparties. The Company does not obtain collateral in connection with its derivative financial instruments.

     The credit exposure that results from interest rate contracts is represented by the fair value of contracts with a positive fair value as of the reporting date. See Note 12, Fair Value of Financial Instruments, for the fair value of derivatives. The Company's credit exposure on its interest rate derivatives was not material at December 31, 1998 or 1997.

  Interest Rate Risk Management

     The Company uses interest rate swap agreements to manage the impact of interest rate changes on the Company's variable rate revenue earning vehicle debt. The amounts exchanged by the counterparties to interest rate swap agreements are based upon the notional amounts and other terms, generally related to interest rates, of the derivatives. While notional amounts of interest rate swaps form part of the basis for the amounts exchanged by the counterparties, the notional amounts are not themselves exchanged and, therefore, do not represent a measure of the Company's exposure as an end user of derivative financial instruments. At December 31, 1998 and 1997, notional principal amounts related to interest rate swaps (variable to fixed rate) were $2.45 billion and $2.25 billion, respectively. The swap portfolio maturities are as follows at December 31, 1998: $650.0 million in 1999; $1.0 billion in 2000; $250.0 million in 2001; $150.0 million in 2002; and $400.0 million in 2003. At
December 31, 1998, the weighted average fixed rate payment on variable to fixed rate swaps was 5.88%. Variable rates received are indexed to the Commercial Paper Nonfinancial Rate.

                             ANC RENTAL CORPORATION

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

     The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

     - Cash and cash equivalents, trade and manufacturer receivables, other assets, accounts payable, accrued liabilities, other liabilities and variable rate debt: The amounts reported in the accompanying Consolidated Balance Sheets approximate fair value.

     - Medium-term notes payable: The fair value of medium-term notes payable is estimated based on the quoted market prices for the same or similar issues.

     - Other fixed rate debt: The fair value of other fixed rate debt is based upon the discounted expected cash flows at rates then offered to the Company for debt of similar terms.

     - Interest rate swaps: The fair value of interest rate swaps is determined from dealer quotations and represents the discounted future cash flows through maturity or expiration using current rates, and is effectively the amount the Company would pay or receive to terminate the agreements.

     The following table sets forth the carrying amounts and fair values of the Company's financial instruments, except for those noted above for which carrying amounts approximate fair value, as of December 31:

                                                           1998                 1997
                                                    ------------------   ------------------
                                                    CARRYING    FAIR     CARRYING    FAIR
               ASSETS (LIABILITIES)                  AMOUNT     VALUE     AMOUNT     VALUE
               --------------------                 --------   -------   --------   -------
Medium-term notes payable.........................  $(799.6)   $(813.6)  $(902.8)   $(917.7)
Other fixed rate debt.............................    (10.5)     (10.5)    (23.8)     (23.8)
Interest rate swaps...............................       --      (45.3)       --       (8.0)

13. BUSINESS AND CREDIT CONCENTRATIONS

     The Company owns and operates vehicle rental facilities primarily in the United States, Europe and Canada. The automotive rental industry in which the Company operates is highly seasonal.

     The Company enters into vehicle repurchase programs with one principal vehicle manufacturer, as well as other vehicle manufacturers. At December 31, 1998 and 1997, the Company had vehicle receivables from manufacturers of $372.1 million and $326.8 million, respectively. During model year 1998, the Company purchased approximately 57% of its vehicle fleet under repurchase programs with one vehicle manufacturer.

     Concentrations of credit risk with respect to non-vehicle manufacturer receivables are limited due to the wide variety of customers and markets in which services are provided as well as their dispersion across many different geographic areas primarily in the United States. Consequently, at December 31, 1998, the Company does not consider itself to have any significant non-vehicle manufacturer receivable concentrations of credit risk.

                             ANC RENTAL CORPORATION

14. RELATED PARTY TRANSACTIONS

     Parent's corporate general and administrative costs not specifically attributable to its operating subsidiaries have been allocated to the Company based upon the ratio of the Company's invested capital to Parent's consolidated invested capital. Such allocations are included in the Company's selling, general and administrative expenses and were approximately $8.0 million and $7.4 million for the six months ended June 30, 1999 and 1998 (unaudited), respectively, and $14.8 million, $9.6 million and $0 for the years ended December 31, 1998, 1997 and 1996, respectively. In addition, Parent's corporate general and administrative costs for certain centralized functions have been allocated to the Company using various proportional cost allocation methods. These allocations are also included in selling, general and administrative expenses and were approximately $9.6 million and $8.0 million during the six months ended June 30, 1999 and 1998 (unaudited), respectively, and $15.2 million during the year ended December 31, 1998. These combined allocations approximate management's estimate of Parent's corporate general and administrative costs required to support the Company's operations. Management believes that the amounts allocated to the Company are reasonable and are no less favorable to the Company than the expenses the Company would incur to obtain such services on its own or from unaffiliated third parties.

     The Company purchased revenue earning vehicles from certain franchised automotive dealerships owned by Parent totaling approximately $3.5 billion and $915.9 million during the years ended December 31, 1998 and 1997, respectively.

     The Company has corporate rental car contracts with Parent and certain of its subsidiaries. Amounts charged under these contracts are consistent with amounts charged to unaffiliated customers and are not material to the Company's financial position, results of operations or cash flows.

     Commencing in 1998 (for claims occurring after November 30, 1997), the Company began purchasing auto liability, general liability and workers compensation insurance from an affiliate of Parent. The Company was charged premiums of approximately $138.5 million during the year ended December 31, 1998 related to these programs. In addition, in 1998 the Company began participating in Parent's health insurance programs. The Company was charged premiums of approximately $36.1 million during the year ended December 31, 1998 related to these programs.

15. SEGMENT INFORMATION

     The Company operates in one industry segment, the automotive rental business. The Company operates primarily in the United States, Europe and Canada. Revenue generated from company-owned automotive rental locations is recorded in the country in which the vehicle is rented. Revenue generated from licensees is recognized in the country in which the revenue is received. The accounting policies of each geographic area are the same as those described in the summary of significant accounting policies (see Note 2).

     The following table presents geographic financial information as of and for the years ended December 31:

                                                                        1998
                                                       ---------------------------------------
                                                       DOMESTIC   INTERNATIONAL   CONSOLIDATED
                                                       --------   -------------   ------------
Revenue..............................................  $3,015.6      $438.0         $3,453.6
Total assets.........................................   5,658.4       594.2          6,252.6

                                                                        1997
                                                       ---------------------------------------
                                                       DOMESTIC   INTERNATIONAL   CONSOLIDATED
                                                       --------   -------------   ------------
Revenue..............................................  $2,767.0      $288.1         $3,055.1
Total assets.........................................   5,068.8       801.5          5,870.3

                             ANC RENTAL CORPORATION

                                                                        1996
                                                       ---------------------------------------
                                                       DOMESTIC   INTERNATIONAL   CONSOLIDATED
                                                       --------   -------------   ------------
Revenue..............................................  $2,500.5      $198.9         $2,699.4
Total assets.........................................   4,319.6       349.8          4,669.4

16. SUBSEQUENT EVENTS

     In August 1999, Parent announced its intention to separate the automotive rental businesses and operations that comprise the Company, and the associated assets and liabilities of such businesses and operations (the "Separation"). In September 1999, Parent announced its intention to distribute its entire interest in the Company on a tax-free basis to Parent's shareholders in January 2000, subject to certain conditions and consents (the "Distribution"). The Company and Parent have entered into or will, prior to the Distribution, enter into certain agreements providing for the Separation and governing various interim and ongoing relationships between the companies, including an agreement between the Company and Parent providing for the purchase by the Company of certain services from Parent.

     Reference is made to the discussion under "Relationship Between AutoNation and ANC Rental after the Spin-off" elsewhere in this Information Statement for description of agreements related to sharing of contingent liabilities, tax allocation and indemnification matters, and other matters arising out of the Separation and Distribution.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The Company's operations and particularly the leisure travel market is highly seasonal. In these operations, the third quarter which includes the peak summer travel months has historically been the strongest quarter of the year. During the peak season the Company increases its rental fleet and workforce to accommodate increased rental activity. As a result, any occurrence that disrupts travel patterns during the summer period could have a material adverse effect. The first and fourth quarters for the Company's operations are generally the weakest, when there is limited leisure travel and a greater potential for adverse weather conditions. Many of the operating expenses such as rent, general insurance and administrative personnel are fixed and cannot be reduced during periods of decreased rental demand.

     The second quarter of 1997 includes restructuring and other pre-tax charges of approximately $78.0 million, as described in Note 10, Restructuring and Other Charges.

     The following is an analysis of certain items in the Consolidated Statements of Operations by quarter for 1998 and 1997.

                                                 FIRST     SECOND      THIRD      FOURTH
                                                QUARTER    QUARTER    QUARTER     QUARTER
                                                -------    -------    --------    -------
Revenue...............................  1998    $775.7     $864.8     $1,005.6    $807.5
                                        1997     641.3      739.5        905.3     769.0
Operating income (loss)...............  1998      15.4       41.4        105.8      16.3
                                        1997      (2.7)     (40.9)       112.6      17.1
Net income (loss).....................  1998       9.2       25.8         65.5       8.3
                                        1997        --      (27.7)        70.2       8.7